 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1994

                                                  REGISTRATION NO. 33-52075
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                              MCKESSON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                                       94-3040479
                DELAWARE                  (I.R.S. EMPLOYER IDENTIFICATION NO.)
        (STATE OF INCORPORATION)ONE POST STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 983-8300
                               ----------------
                         ARMOR ALL PRODUCTS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                DELAWARE                               33-0178217
        (STATE OF INCORPORATION)          (I.R.S. EMPLOYER IDENTIFICATION NO.)
                                   6 LIBERTY
                         ALISO VIEJO, CALIFORNIA 92656
                                 (714) 362-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                NANCY A. MILLER
                     VICE PRESIDENT AND CORPORATE SECRETARY
                              MCKESSON CORPORATION
                                ONE POST STREET
                            SAN FRANCISCO, CA 94104
                                 (415) 983-8301
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   COPIES TO:
 TERRY MICHAEL KEE, ESQ.    IVAN D. MEYERSON, ESQ.     LARRY W. SONSINI, ESQ.
  DAVID R. LAMARRE, ESQ.       VICE PRESIDENT AND       DAVID J. SEGRE, ESQ.
   ERIN G. AUSTIN, ESQ.         GENERAL COUNSEL        TIMOTHY STEVENS, ESQ.
PILLSBURY MADISON & SUTRO    MCKESSON CORPORATION         WILSON, SONSINI,
  235 MONTGOMERY STREET        ONE POST STREET           GOODRICH & ROSATI
 SAN FRANCISCO, CA 94104   SAN FRANCISCO, CA 94104    PROFESSIONAL CORPORATION
                                                        TWO PALO ALTO SQUARE
                                                        PALO ALTO, CA 94306

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

                               ----------------

  THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued February 9, 1994

                                  $140,000,000

                              McKesson Corporation

                 % EXCHANGEABLE SUBORDINATED DEBENTURES DUE 2004

                   Exchangeable for Shares of Common Stock of
                         ARMOR ALL PRODUCTS CORPORATION

                                  -----------

                   Interest payable February 15 and August 15

                                  -----------

THE  DEBENTURES WILL BE  EXCHANGEABLE INTO COMMON  STOCK OF ARMOR  ALL PRODUCTS
 CORPORATION ("ARMOR ALL")  OWNED BY MCKESSON CORPORATION  ("MCKESSON") AT THE
  OPTION OF THE HOLDER AFTER 60 DAYS FOLLOWING THE ORIGINAL ISSUANCE THEREOF,
  UNLESS  PREVIOUSLY REDEEMED. THE  EXCHANGE PRICE WILL  BE $   PER SHARE  OF
   ARMOR ALL COMMON STOCK (EQUIVALENT TO AN EXCHANGE RATE OF       SHARES OF
    ARMOR ALL COMMON STOCK FOR EACH $1,000 PRINCIPAL AMOUNT OF DEBENTURES), SUBJECT TO ADJUSTMENT IN CERTAIN EVENTS AND SUBJECT TO MCKESSON'S
     RIGHT TO PAY CASH EQUAL TO  THE AVERAGE MARKET PRICE OF THE SHARES OF
      ARMOR ALL COMMON STOCK FOR THE FIVE TRADING DAYS PRECEDING THE DATE
       OF NOTICE OF EXCHANGE IN LIEU OF SUCH SHARES. THE ARMOR ALL COMMON
       STOCK IS  TRADED ON THE  NASDAQ NATIONAL MARKET UNDER  THE SYMBOL
        "ARMR." ON  FEBRUARY 7, 1994,  THE REPORTED LAST  SALE PRICE OF
         THE ARMOR ALL COMMON STOCK  ON THE NASDAQ NATIONAL MARKET  WAS
         $21  1/4. THE  DEBENTURES WILL  BE SUBORDINATED  AS DESCRIBED
          HEREIN TO ALL SENIOR INDEBTEDNESS OF MCKESSON.

                                  -----------

 THE DEBENTURES WILL NOT BE REDEEMABLE  PRIOR TO FEBRUARY 16, 1999. THEREAFTER
  THE DEBENTURES WILL  BE REDEEMABLE AT ANY TIME ON AT LEAST  30 DAYS' NOTICE
   AT THE OPTION OF MCKESSON, IN WHOLE OR  IN PART, INITIALLY AT    % AND AT
     DECREASING PRICES  THEREAFTER TO 100%  AT MATURITY,  TOGETHER IN EACH
      CASE WITH ACCRUED INTEREST.

                                  -----------

THE DEBENTURES AND THE ARMOR ALL  COMMON STOCK DELIVERABLE UPON EXCHANGE OF THE
 DEBENTURES  HAVE  NOT BEEN  APPROVED  OR DISAPPROVED  BY THE  SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                    PRICE    % AND ACCRUED INTEREST, IF ANY

                                  -----------

                                                    Underwriting
                                        Price to   Discounts and   Proceeds to
                                        Public(1)  Commissions(2) McKesson(1)(3)
                                       ----------- -------------- --------------
Per Debenture.........................        %             %              %
Total(3)(4)........................... $            $              $

- -----
  (1) Plus accrued interest, if any, from the date of issuance.
  (2) McKesson and Armor All have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
  (3) Before deducting expenses payable by McKesson estimated at $300,000.
  (4) McKesson has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of $15,000,000 additional aggregate principal amount of Debentures at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, total price to public, underwriting
      discounts and commissions and proceeds to McKesson will be $      ,
      $       and $      , respectively. See "Underwriters."

                                  -----------

  The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to the approval of certain legal matters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, counsel to the Underwriters. It is expected that delivery of the Debentures will be made on or
about           , 1994 at the offices of Morgan Stanley & Co. Incorporated, New
York, New York, against payment therefor in New York funds.

                                  -----------

                              MORGAN STANLEY & CO.
                      Incorporated

February  , 1994

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MCKESSON, ARMOR ALL, THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Documents By Reference...........................   3
Prospectus Summary........................................................   5
Use of Proceeds...........................................................   9
Capitalization of McKesson................................................   9
Armor All Common Stock Price Range and Dividends..........................  10
McKesson..................................................................  10
 Selected Consolidated Financial Information of McKesson..................  12
Armor All.................................................................  13
 Selected Consolidated Financial Information of Armor All.................  14
 Management's Discussion and Analysis of Financial Condition and Results
   of Operations of Armor All.............................................  15
 Business of Armor All....................................................  19
 Management of Armor All..................................................  24
Certain Relationships and Transactions....................................  26
Description of the Debentures.............................................  28
Certain United States Tax Consequences....................................  35
Underwriters..............................................................  39
Legal Matters.............................................................  40
Experts...................................................................  40

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY OR THE ARMOR ALL COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  McKesson Corporation (together with its subsidiaries, unless the context otherwise requires, "McKesson") and Armor All Products Corporation (together with its subsidiaries, unless the context otherwise requires, "Armor All") are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by McKesson and Armor All may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at certain of its regional offices located at: Seven World Trade Center, 13th Floor, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Securities of McKesson are listed on the New York and Pacific Stock Exchanges, and the Armor All Common Stock is traded on the Nasdaq National Market. Reports and other information concerning McKesson may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California. Reports and other information concerning Armor All may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

  McKesson and Armor All have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Debentures offered hereby and the shares of Armor All Common Stock deliverable upon exchange of the Debentures. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by McKesson with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

    (1) Annual Report on Form 10-K for the year ended March 31, 1993;

    (2) Quarterly Report on Form 10-Q for the quarter ended June 30, 1993;

    (3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1993; and

    (4) Quarterly Report on Form 10-Q for the quarter ended December 31,
    1993.

  The following documents heretofore filed by Armor All with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

    (1) Registration Statement on Form 8-A dated September 2, 1986;

    (2) Current Report on Form 8-K dated April 23, 1993;

    (3) Annual Report on Form 10-K for the year ended March 31, 1993;

    (4) Quarterly Report on Form 10-Q for the quarter ended June 30, 1993;

    (5) Quarterly Report on Form 10-Q for the quarter ended September 30, 1993; and

    (6) Quarterly Report on Form 10-Q for the quarter ended December 31,
    1993.

  All documents subsequently filed by McKesson pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of Debentures made hereby, and all documents subsequently filed by Armor All pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of Armor All Common Stock made hereby, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents. McKesson and Armor All, as the case may be, will provide without charge a copy of any and all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein) without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to Nancy A. Miller, Vice President and Corporate Secretary, McKesson Corporation, One Post Street, San Francisco, California 94104 (telephone number: (415) 983-8301).

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere and incorporated by reference in this Prospectus.

                                    MCKESSON

  McKesson Corporation conducts its operations through three business segments--Health Care Services, Water Products and Armor All. McKesson's Health Care Services segment includes McKesson's distribution services operation and PCS Health Systems, Inc. ("PCS"). Within the United States and Canada, the distribution services operation is the largest wholesale distributor of ethical and proprietary drugs and health and beauty care products. Its products are distributed to chain and independent drug stores, hospitals, food stores and mass merchandisers throughout the United States and Canada. PCS provides prescription drug claims processing and pharmacy benefit design, administration and management to health plan sponsors. Also included in this segment are the results of McKesson's Central American pharmaceutical operation and equity interest in a pharmaceutical wholesale distributor in Mexico. The Health Care Services segment generated 97% of McKesson's total revenues and 78% of its operating profit in the nine months ended December 31, 1993 and in fiscal 1993. McKesson's Water Products segment engages in the processing, sale and delivery of bottled drinking water and the sale of packaged water to retail stores.

  In May 1993, McKesson sold 5,175,000 shares of Armor All Common Stock in a registered public offering. As of February 7, 1994, McKesson owned 11,975,000 shares of Armor All Common Stock, or approximately 57% of Armor All's outstanding shares.

                                  THE OFFERING

Issuer.............................. McKesson Corporation, a Delaware
                                      corporation
Securities Offered.................. $140,000,000 principal amount of   %
                                      Exchangeable Subordinated Debentures Due
                                      2004 ($155,000,000 principal amount of the
                                      Debentures if the Underwriters' over-
                                      allotment option is exercised in full).
                                      The Debentures will mature on February 15,
                                      2004, unless previously redeemed or
                                      exchanged.
Interest Payment Dates.............. February 15 and August 15, commencing
                                      August 15, 1994.
Exchange Rights and Cash Option on
 Exchange........................... The Debentures will be exchangeable at the option of the holder at any time after
                                                   , 1994 (60 days following
                                      issuance thereof), unless previously
                                      redeemed, into shares of Armor All Common
                                      Stock at an exchange price of $     per
                                      share (equivalent to an exchange rate of
                                               shares of Armor All Common Stock
                                      for each $1,000 principal amount of
                                      Debentures), subject to adjustment in
                                      certain events and subject to McKesson's
                                      right to pay cash equal to the average
                                      market price of the shares for the five
                                      consecutive trading days preceding the
                                      date of notice of exchange in lieu of such
                                      shares.
Redemption.......................... The Debentures will not be redeemable by
                                      McKesson prior to February 16, 1999.
                                      Thereafter, the Debentures will be
                                      redeemable at any time on at least 30
                                      days' notice at the option

                                      of McKesson, in whole or in part,
                                      initially at   % and at decreasing prices
                                      thereafter to 100% at maturity, together
                                      in each case with accrued interest.
Subordination....................... Subordinated to all Senior Indebtedness (as
                                      defined herein) of McKesson. At January
                                      31, 1994, Senior Indebtedness totalled
                                      approximately $47 million.
Use of Proceeds..................... McKesson will use the net proceeds to repay domestic short-term borrowings.
Trading Information................. McKesson intends to apply for listing of the Debentures on the Nasdaq Stock Market.
                                      The Armor All Common Stock is traded on
                                      the Nasdaq National Market under the
                                      symbol "ARMR."

             SUMMARY OF SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                  OF MCKESSON
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                           YEARS ENDED                          NINE MONTHS ENDED
                          ----------------------------------------------------  --------------------
                          MAR. 31,   MAR. 31,     MAR. 31,  MAR. 31,  MAR. 31,  DEC. 31,    DEC. 31,
                            1993       1992         1991      1990      1989      1993        1992
                          ---------  ---------    --------  --------  --------  --------    --------
INCOME STATEMENT DATA:
Revenues................  $11,669.4  $10,312.6    $8,420.6  $7,790.9  $7,046.4  $9,251.3    $8,717.6
Income (loss) after
 taxes
 Continuing operations..      114.7       39.6(1)     99.9      93.7      91.9     116.7(2)     80.9
 Discontinued
  operations............        --        (7.3)       (4.6)      --        6.6       --          --
 Extraordinary item--
  debt extinguishment...        --         --          --        --        --       (4.2)        --
 Cumulative effects of
  accounting changes....        --      (110.5)        --        --        --      (15.8)        --
                          ---------  ---------    --------  --------  --------  --------    --------
 Net income (loss)......  $   114.7  $   (78.2)   $   95.3  $   93.7  $   98.5  $   96.7    $   80.9
                          =========  =========    ========  ========  ========  ========    ========
Fully diluted earnings
 per common share
 Continuing operations..  $    2.51  $    0.84    $   2.23  $   2.03  $   2.09  $   2.59    $   1.77
 Discontinued
  operations............        --       (0.19)      (0.10)      --       0.14       --          --
 Extraordinary item--
  debt extinguishment...        --         --          --        --        --      (0.10)        --
 Cumulative effects of
  accounting changes....        --       (2.85)        --        --        --      (0.36)        --
                          ---------  ---------    --------  --------  --------  --------    --------
 Total..................  $    2.51  $   (2.20)   $   2.13  $   2.03  $   2.23  $   2.13    $   1.77
                          =========  =========    ========  ========  ========  ========    ========
Ratio of earnings to
 fixed charges(3).......       4.21x      2.19x       3.52x     3.54x     3.79x     6.08x       4.08x
                          MAR. 31,   MAR. 31,     MAR. 31,  MAR. 31,  MAR. 31,  DEC. 31,
                            1993       1992         1991      1990      1989      1993
                          ---------  ---------    --------  --------  --------  --------
BALANCE SHEET DATA:
Working capital.........  $   283.3  $   321.3    $  311.0  $  292.3  $  292.1  $  209.5
Total assets............    2,800.1    2,756.9     2,460.9   2,327.2   2,117.3   3,203.4
Total debt(4)...........      434.8      579.2       626.9     538.2     469.7     563.8
Stockholders' equity....      619.4      554.5       675.6     684.1     692.2     651.4

- --------
(1) Net of a $56.8 million after tax charge relating to McKesson's program to restructure its U.S. and Canadian health care services distribution businesses and the write-off of an investment.
(2) Includes $24.5 million after tax of special items relating to the gain on the sale and donation of Armor All Common Stock, partially offset by a donation to the McKesson Foundation, Inc. and a loss on the termination of interest rate swap arrangements.
(3) The ratio of earnings to fixed charges was computed by dividing fixed charges (interest expense, including the interest portion of capital and operating leases) into earnings available for fixed charges (income from continuing operations plus taxes on income and fixed charges). The ratio of earnings to combined fixed charges and ESOP dividend requirements was 3.44x, 1.81x, 2.87x, 2.95x and 3.52x in 1993, 1992, 1991, 1990 and 1989,
    respectively, and 4.84x and 3.32x for the nine months ended December 31, 1993 and 1992, respectively. The ratios in 1992 include the effect of restructuring charges of $82.8 million pre-tax and, in the nine months ended December 31, 1993, the effect of the $37.4 million pre-tax gain associated with special items.
(4) Total debt includes all interest-bearing debt of McKesson and consolidated subsidiaries, including the current portion, and capital lease obligations.

                                   ARMOR ALL

  Armor All Products Corporation develops and markets branded appearance enhancement and protection products targeted primarily for the do-it-yourself automotive aftermarket. Its principal brand, Armor All(R), has the leading position in the domestic automotive protectant market. A second major brand, Rain Dance(R), is a strong competitor in the market for automotive waxes, polishes and washes. Armor All believes that consumer awareness of its brand names gives it a significant competitive advantage. In a recent market research study of persons responsible for taking care of the appearance of a car, light truck or van, 94% of the respondents were aware of the Armor All brand name. Armor All invests substantial amounts in consumer advertising to maintain a high level of brand awareness.

  Under the leadership of the senior management team assembled in fiscal 1991 and 1992, Armor All is continuing to implement its strategic plan designed to increase domestic sales of Armor All(R) Protectant, develop and market new automotive products, increase Armor All's international presence, and enter the home care market.

  Armor All Protectant, Armor All's principal product, is designed to protect and beautify natural and synthetic polymer materials and is used primarily on automobile surfaces made of rubber, vinyl and plastic, such as dashboards, seats, door panels, tire sidewalls, vinyl tops and rubber bumpers. Armor All Protectant is the leading protectant product in the domestic automotive aftermarket, and Armor All believes it outsells its nearest competitor by more than three to one. Armor All Protectant accounted for 70% of Armor All's revenues in the nine months ended December 31, 1993 and 70% and 77% of its revenues in fiscal 1993 and 1992, respectively. Since November 1991, Armor All has introduced eight new products, including Armor All(R) Tire Foam(TM) Protectant, which has become the leading product in its category since its introduction. In December 1993, Armor All began shipping Armor All QuickSilver(TM) Wheel Cleaner, a spray-on cleaner designed for use on automotive wheels, wheel covers and hubcaps; Armor All Protectant Low-Gloss Natural Finish(TM), a low-gloss version of Armor All Protectant designed to minimize dashboard glare for consumers who prefer a less shiny appearance; and Armor All Spot & Wash(TM) Concentrate, a car wash product designed to remove bugs, tar residue and tree sap from car finishes. These products will be supported by national television advertising and by special introductory pricing and promotional programs. In January 1994, Armor All also acquired the E-Z Deck Wash(R) product, which cleans and restores wood surfaces.

  Armor All's products are marketed in the United States and Canada by its direct sales force and also through independent manufacturers' representatives and distributors. Primary customers include mass merchandise retailers, auto supply stores, warehouse clubs, hardware stores and other retail outlets in the United States and certain foreign markets. Armor All believes that its products are sold at over 100,000 retail outlets. In the nine months ended December 31, 1993, sales to Armor All's two largest customers, Wal-Mart Stores, Inc. (and its affiliates) and Kmart Corporation (and its affiliates), accounted for 15% and 8%, respectively, of Armor All's revenues. In fiscal 1993, sales to these same two customers represented 15% and 11%, respectively, of Armor All's revenues. International sales represented 15% and 12% of Armor All's revenues in the nine months ended December 31, 1993 and in fiscal 1993, respectively. Armor All is seeking to expand its international presence, in part through a marketing and distribution alliance with S.C. Johnson & Son, Inc. ("S.C. Johnson").

  Armor All's products are mixed and packaged by contract packagers. Armor All's use of packagers permits it to reduce its fixed capital requirements, limit its employment needs, and minimize its investment in product inventory because its packagers own most raw materials and finished products until shipment to Armor All's customers.

             SUMMARY OF SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                  OF ARMOR ALL
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                         YEARS ENDED                  NINE MONTHS ENDED
                         -------------------------------------------- -----------------
                         MAR. 31, MAR. 31, MAR. 31, MAR. 31, MAR. 31, DEC. 31, DEC. 31,
                           1993     1992     1991     1990     1989     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
INCOME STATEMENT DATA:
Revenues................ $168,400 $145,910 $133,804 $165,447 $162,780 $117,361 $108,413
Net income..............   19,152   12,864    6,843   18,821   27,113   13,108   11,122
Earnings per common
 share.................. $   0.91 $   0.61 $   0.33 $   0.90 $   1.30 $   0.62 $   0.53

                         MAR. 31, MAR. 31, MAR. 31, MAR. 31, MAR. 31, DEC. 31,
                           1993     1992     1991     1990     1989     1993
                         -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA:
Working capital......... $ 60,373 $ 46,149 $ 38,825 $ 40,615 $ 36,310 $ 65,330
Current assets..........   93,429   68,485   65,788   90,267   90,516   86,356
Total assets............  140,560  119,823  121,731  150,069  150,364  131,717
Total debt..............        0        0    6,549   28,688   26,141        0
Stockholders' equity....  106,555   96,326   93,307   99,321   93,763  109,779

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debentures are estimated to be $138.3 million ($153.2 million, if the Underwriters' over-allotment option is exercised in full). McKesson intends to use the net proceeds to repay a portion of its domestic short-term borrowings ($199.9 million as of December 31, 1993 with maturities of three to 27 days and interest rates of 3.18% to 3.37%).

                           CAPITALIZATION OF MCKESSON

  The following table sets forth the total capitalization of McKesson at December 31, 1993 and as adjusted to reflect the application of the proceeds from the sale by McKesson of $140,000,000 principal amount of Debentures pursuant to this offering (assuming that the Underwriters' over-allotment option is not exercised), as described above under "Use of Proceeds." The capitalization table should be read in conjunction with the financial statements of McKesson incorporated by reference herein.

                                                           DECEMBER 31, 1993
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN MILLIONS)
Short-term debt:
  Short-term borrowings.................................. $  251.5   $  113.2
  Current portion of long-term debt......................     28.0       28.0
                                                          --------   --------
    Total................................................ $  279.5   $  141.2
                                                          --------   --------
Long-term debt and capital lease obligations(1)(2)....... $  284.3   $  424.3
                                                          --------   --------
Stockholders' Equity:
  Cumulative preferred stock, $35 par value, 6,000,000
   shares authorized, 135,769 Series A shares issued and
   outstanding........................................... $    4.7   $    4.7
  Series preferred stock, $1 par value, 10,000,000 shares
   authorized, 2,755,787 Series B ESOP shares issued and
   outstanding...........................................    120.9      120.9
  Common stock, $2 par value, 120,000,000 shares
   authorized, 44,759,322 shares issued(3)...............     89.5       89.5
  Other capital..........................................    173.4      173.4
  Retained earnings......................................    589.4      589.4
  Accumulated translation adjustment.....................    (20.1)     (20.1)
  ESOP notes and guarantee(4)............................   (167.5)    (167.5)
  Treasury common shares, 4,342,946 shares, at cost......   (138.9)    (138.9)
                                                          --------   --------
    Total Stockholders' Equity........................... $  651.4   $  651.4
                                                          --------   --------
      Total Capitalization............................... $1,215.2   $1,216.9
                                                          ========   ========

- --------
(1) For additional information on long-term debt, see Note 9 of the Financial Notes in the Appendix (the "Appendix") to McKesson's definitive Proxy Statement for the annual meeting of stockholders held on July 28, 1993 (the "Proxy Statement"), incorporated by reference in the Annual Report on Form 10-K for the year ended March 31, 1993 which is incorporated herein by reference.
(2) For additional information on capital lease obligations and operating lease commitments, see Note 10 of the Financial Notes in the Appendix, incorporated by reference in the Annual Report on Form 10-K for the year ended March 31, 1993 which is incorporated herein by reference.
(3) For additional information regarding shares reserved for conversion of preferred stock and convertible debentures and options to purchase common stock, see Note 12 of the Financial Notes in the Appendix, incorporated by reference in the Annual Report on Form 10-K for the year ended March 31, 1993 which is incorporated herein by reference.
(4) For additional information regarding the ESOP notes and guarantee, see Note 14 of the Financial Notes in the Appendix, incorporated by reference in the Annual Report on Form 10-K for the year ended March 31, 1993 which is incorporated herein by reference.

                             ARMOR ALL COMMON STOCK
                           PRICE RANGE AND DIVIDENDS

  Armor All Common Stock is traded on the Nasdaq National Market under the symbol "ARMR." The following table sets forth, for the periods indicated, high and low sale prices for the Armor All Common Stock, as reported on the Nasdaq National Market, and the cash dividends declared per common share.

                                                COMMON STOCK
                                                   PRICE
                                               --------------   CASH DIVIDENDS
                                                HIGH    LOW   DECLARED PER SHARE
                                               ------- ------ ------------------
YEAR ENDED MARCH 31, 1992:
  First quarter............................... $12 1/4 $9            $.12
  Second quarter..............................  13      9 1/4         .12
  Third quarter...............................  11 1/2  9 1/2         .12
  Fourth quarter..............................  13 1/4 10 1/4         .12
YEAR ENDED MARCH 31, 1993:
  First quarter...............................  16 5/8 11             .12
  Second quarter..............................  17 3/4 11 1/2         .12
  Third quarter...............................  21     12             .12
  Fourth quarter..............................  19     16 1/4         .12
YEAR ENDED MARCH 31, 1994:
  First quarter...............................  18 3/4 15             .16
  Second quarter..............................  19 1/4 16 1/2         .16
  Third quarter...............................  20 1/2 16 1/4         .16
  Fourth quarter (through February 7, 1994)...  21 3/4 19 3/4         .16

  On February 7, 1994, the reported last sale price of the Armor All Common Stock on the Nasdaq National Market was $21 1/4 per share.

                                    MCKESSON

  McKesson conducts its operations through three business segments--Health Care Services, Water Products and Armor All. McKesson's Health Care Services segment includes McKesson's distribution services operation and PCS. Within the United States and Canada, the distribution services operation is the largest wholesale distributor of ethical and proprietary drugs and health and beauty care products. PCS provides computer-based prescription drug claims processing and pharmacy benefit design, administration and management to health plan sponsors. McKesson principally operates through its wholly-owned Maryland subsidiary of the same name ("McKesson-Maryland"). McKesson's principal executive offices are located at McKesson Plaza, One Post Street, San Francisco, CA 94104, and its telephone number at that address is (415) 983-8300.

HEALTH CARE SERVICES

  Wholesale Distribution of Pharmaceutical & Health Care Products. Within the United States and Canada, McKesson is the largest distributor of ethical and proprietary drugs and health and beauty care products. Its products are distributed to chain and independent drug stores, hospitals, food stores and mass merchandisers throughout the United States and Canada. This business requires large inventories, significant amounts of which are financed by related payables.

  Using the names "Economost" and "Econolink" and a number of related service marks, McKesson has promoted electronic order entry systems and a wide range of computerized merchandising and asset management services for drug retailers and hospitals. McKesson is also a supplier of computer systems and software for pharmacists.

  In the United States, McKesson does business under the McKesson Drug Co. and S-P Drug tradenames. In Canada, McKesson does business under the Medis and Groupe Pharmaceutique Focus names. In April 1993, McKesson acquired a 22.7% equity interest in Nadro S.A. de C.V. ("Nadro"), the leading pharmaceutical wholesale distributor in Mexico. McKesson also received an option to acquire an additional 9% of Nadro's common stock.

  Voluntary Marketing Program. Under the Valu-Rite(R) pharmacy program, McKesson provides its independent U.S. retail drug store customers with a common marketing identity, group advertising, purchasing programs and promotional merchandise. At December 31, 1993, approximately 4,500 stores were participating in the Valu-Rite program. Similar programs are available to independent drug stores through other drug wholesalers. McKesson provides similar services to retail drug stores in Canada.

  Service Merchandising. Service merchandising distributes health and beauty care products, general merchandise and specialty foods to supermarkets, drug stores and discount department stores. The distribution services provided often include review of inventory levels and restocking of retail sales areas for customers. McKesson does business under the names McKesson Service Merchandising Co. and Millbrook Distributors, Inc.

  PCS Health Systems, Inc. PCS provides computer-based prescription drug claims processing and pharmacy benefit design, administration and management to health plan sponsors including insurance companies, third party administrators, self-insured employers and health maintenance and Blue Cross/Blue Shield organizations that underwrite or administer prescription benefit plans. It helps these customers manage the cost of prescription plans by providing drug utilization reviews, clinically based formularies and generic substitution programs. Clinically based drug formulary services are provided by McKesson's subsidiary, Clinical Pharmaceuticals, Inc. PCS also operates an on-line electronic network to transmit medical, hospital, laboratory, clinical and billing information that links health care providers (physicians, hospitals and clinics) with health plan sponsors. RECAP,SM PCS's on-line prescription claims management system, is linked with over 95% of retail pharmacies in the U.S.

  Other. Through its Sunmark operations, McKesson supplies durable medical equipment to the home health care industry. Through its Central American operation, McKesson manufactures a full line of McKesson branded generic pharmaceuticals that are distributed directly and indirectly to retailers in Central America. Through Zee Medical, Inc., McKesson distributes first-aid products and supplies to industrial and commercial customers.

WATER PRODUCTS

  McKesson Water Products Company is primarily engaged in the processing and sale of bottled drinking water delivered to homes and businesses under its Sparkletts(R), Alhambra(R) and Crystal(R) brands. It also sells packaged water through retail stores in California, Arizona, Nevada and Texas, and sells and leases processed water dispensers and coolers. In addition, under the Aqua-Vend(R) trademark, McKesson sells processed water though vending machines in California, Arizona, Nevada, Texas, Louisiana and Florida.

ARMOR ALL

  See "Armor All," "Business of Armor All" and "Certain Relationships and Transactions."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                  OF MCKESSON
               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

  The selected consolidated financial data of McKesson set forth below as of March 31 and for the years then ended, with the exception of the ratio of earnings to fixed charges, have been derived from McKesson's consolidated financial statements incorporated by reference in McKesson's Annual Reports on Form 10-K. Such consolidated financial statements for the years ended March 31, 1993, 1992 and 1991, together with the report thereon of Deloitte & Touche, independent auditors, are incorporated herein by reference from the Appendix to the Proxy Statement, incorporated by reference in McKesson's Annual Report on Form 10-K for the year ended March 31, 1993 which is incorporated herein by reference. The selected data should be read in conjunction with such financial statements and related notes. The selected financial data as of December 31, 1993 and 1992 and for the nine months then ended, with the exception of the ratio of earnings to fixed charges, have been derived from McKesson's unaudited condensed consolidated financial statements which, in the opinion of McKesson's management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results for the nine-month periods are not necessarily indicative of the results to be expected for the full year.

                                           YEARS ENDED                          NINE MONTHS ENDED
                          ----------------------------------------------------  ---------------------
                          MAR. 31,   MAR. 31,     MAR. 31,  MAR. 31,  MAR. 31,  DEC. 31,     DEC. 31,
                            1993       1992         1991      1990      1989      1993         1992
                          ---------  ---------    --------  --------  --------  --------     --------
INCOME STATEMENT DATA
Revenues................  $11,669.4  $10,312.6    $8,420.6  $7,790.9  $7,046.4  $9,251.3     $8,717.6
Costs and expenses
 Cost of sales..........   10,536.2    9,251.9     7,429.5   6,808.2   6,104.8   8,405.3      7,896.3
 Selling, distribution
  and administration....      886.8      838.5       766.2     762.8     728.0     652.0        646.4
 Special items..........        --         --          --        --        --      (37.4)(2)      --
 Restructuring charges..        --        82.8(1)      --        --        --        --           --
 Interest...............       49.5       57.7        55.8      53.3      47.1      30.7         37.0
                          ---------  ---------    --------  --------  --------  --------     --------
   Total................   11,472.5   10,230.9     8,251.5   7,624.3   6,879.9   9,050.6      8,579.7
                          ---------  ---------    --------  --------  --------  --------     --------
Income before income
 taxes..................      196.9       81.7       169.1     166.6     166.5     200.7        137.9
Income taxes............       78.8       39.9        68.0      68.4      68.2      79.1         55.1
Income before minority
 interest...............      118.1       41.8       101.1      98.2      98.3     121.6         82.8
Minority interest in net
 income of subsidiaries.       (3.4)      (2.2)       (1.2)     (4.5)     (6.4)     (4.9)        (1.9)
Income (loss) after
 taxes
 Continuing operations..      114.7       39.6(1)     99.9      93.7      91.9     116.7(2)      80.9
 Discontinued
  operations............        --        (7.3)       (4.6)      --        6.6       --           --
 Extraordinary item--
  debt extinguishment...        --         --          --        --        --       (4.2)         --
 Cumulative effects of
  accounting changes....        --      (110.5)        --        --        --      (15.8)         --
                          ---------  ---------    --------  --------  --------  --------     --------
Net income (loss).......  $   114.7  $   (78.2)   $   95.3  $   93.7  $   98.5  $   96.7     $   80.9
                          =========  =========    ========  ========  ========  ========     ========
Fully diluted earnings
 per common share
 Continuing operations..  $    2.51  $    0.84    $   2.23  $   2.03  $   2.09  $   2.59     $   1.77
 Discontinued
  operations............        --       (0.19)      (0.10)      --       0.14       --           --
 Extraordinary item--
  debt extinguishment...        --         --          --        --        --      (0.10)         --
 Cumulative effects of
  accounting changes....        --       (2.85)        --        --        --      (0.36)         --
                          ---------  ---------    --------  --------  --------  --------     --------
   Total................  $    2.51  $   (2.20)   $   2.13  $   2.03  $   2.23  $   2.13     $   1.77
                          =========  =========    ========  ========  ========  ========     ========
Fully diluted shares....       44.8       38.8(3)     44.6      46.3      45.8      44.0         44.9
                          =========  =========    ========  ========  ========  ========     ========
Primary earnings per
 common share
 Continuing operations..  $    2.69  $    0.84    $   2.41  $   2.18  $   2.17  $   2.74     $   1.90
 Discontinued
  operations............        --       (0.19)      (0.12)      --       0.16       --           --
 Extraordinary item--
  debt extinguishment...        --         --          --        --        --      (0.10)         --
 Cumulative effects of
  accounting changes....        --       (2.85)        --        --        --      (0.39)         --
                          ---------  ---------    --------  --------  --------  --------     --------
   Total................  $    2.69  $   (2.20)   $   2.29  $   2.18  $   2.33  $   2.25     $   1.90
                          =========  =========    ========  ========  ========  ========     ========
Primary shares..........       40.0       38.8        38.5      40.4      42.1      40.6         39.7
                          =========  =========    ========  ========  ========  ========     ========
Cash dividends declared
 per common share.......  $    1.60  $    1.60    $   1.60  $   1.44  $   1.44  $   1.24     $   1.20
                          =========  =========    ========  ========  ========  ========     ========
Ratio of Earnings to
 Fixed Charges(4).......       4.21x      2.19x       3.52x     3.54x     3.79x     6.08x        4.08x

                           MAR. 31, MAR. 31, MAR. 31, MAR. 31, MAR. 31, DEC. 31,
                             1993     1992     1991     1990     1989     1993
                           -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA:
Working capital........... $  283.3 $  321.3 $  311.0 $  292.3 $  292.1 $  209.5
Total assets..............  2,800.1  2,756.9  2,460.9  2,327.2  2,117.3  3,203.4
Total debt(5).............    434.8    579.2    626.9    538.2    469.7    563.8
Stockholders' equity......    619.4    554.5    675.6    684.1    692.2    651.4

- --------
(1) $82.8 million for restructuring ($56.8 million after tax) relates to McKesson's program to restructure its U.S. and Canadian health care services distribution businesses and the write-off of an investment.
(2) $37.4 million of special items ($24.5 million after tax) relates to the gain on the sale and donation of Armor All Common Stock, partially offset by a donation to the McKesson Foundation, Inc. and a loss on the termination of interest rate swap arrangements.
(3) Excludes convertible securities that were anti-dilutive.
(4) The ratio of earnings to fixed charges was computed by dividing fixed charges (interest expense, including the interest portion of capital and operating leases) into earnings available for fixed charges (income from continuing operations plus taxes on income and fixed charges). The ratio of earnings to combined fixed charges and ESOP dividend requirements was 3.44x, 1.81x, 2.87x, 2.95x and 3.52x in 1993, 1992, 1991, 1990 and 1989,
    respectively, and 4.84x and 3.32x for the nine months ended December 31, 1993 and 1992, respectively. The ratios in 1992 include the effect of restructuring charges of $82.8 million pre-tax and, in the nine months ended December 31, 1993, the effect of the $37.4 million pre-tax gain associated with special items.
(5) Total debt includes all interest-bearing debt of McKesson and consolidated subsidiaries, including the current portion, and capital lease obligations.

                                   ARMOR ALL

  Armor All develops and markets a broad line of branded appearance enhancement and protection products targeted primarily for the do-it-yourself automotive aftermarket. Its principal brand, Armor All(R), has a leading position in the domestic automotive protectant market. A second major brand, Rain Dance(R), is a strong competitor in the market for automotive waxes, polishes and washes. Armor All also markets automotive appearance products under the Rally(R) and No. 7(R) brand names. Armor All believes that consumer awareness of its brand names gives it a significant competitive advantage. In a recent market research study of persons responsible for maintaining vehicle appearance, 94% of the respondents were aware of the Armor All brand name. See "Business of Armor All." Armor All invests substantial amounts in consumer advertising to maintain a high level of consumer brand awareness.

  Armor All's principal executive offices are located at 6 Liberty, Aliso Viejo, CA 92656, and its telephone number at that address is (714) 362-0600.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                  OF ARMOR ALL

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The selected consolidated financial data of Armor All set forth below as of March 31 and for the years then ended have been derived from Armor All's consolidated financial statements incorporated by reference in Armor All's Annual Reports on Form 10-K. Such consolidated financial statements of Armor All as of March 31, 1993 and 1992 and for each of the three years in the period ended March 31, 1993, together with the report thereon of Deloitte & Touche, independent auditors, are incorporated herein by reference from Armor All's Annual Report on Form 10-K for the year ended March 31, 1993. The selected financial data for the nine months ended December 31, 1993 and 1992 have been derived from unaudited condensed consolidated financial statements prepared on the same basis as the audited financial statements. In the opinion of Armor All's management, such unaudited consolidated condensed financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results for the nine months ended December 31, 1993 are not necessarily indicative of the results to be expected for the full year. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

                                         YEARS ENDED                    NINE MONTHS ENDED
                         ---------------------------------------------- -----------------
                         MAR. 31, MAR. 31, MAR. 31,  MAR. 31,  MAR. 31, DEC. 31, DEC. 31,
                           1993     1992     1991      1990      1989     1993     1992
                         -------- -------- --------  --------  -------- -------- --------
INCOME STATEMENT DATA
Revenues................ $168,400 $145,910 $133,804  $165,447  $162,780 $117,361 $108,413
                         -------- -------- --------  --------  -------- -------- --------
Costs and expenses:
  Cost of sales.........   68,841   59,709   57,980    68,118    63,578   48,095   44,490
  Selling, general and
   administrative.......   63,670   60,465   58,133    60,654    50,985   45,144   42,734
  Amortization of
   intangibles..........    3,768    4,314    4,315     4,357     2,760    2,102    2,966
                         -------- -------- --------  --------  -------- -------- --------
    Total costs and
     expenses...........  136,279  124,488  120,428   133,129   117,323   95,341   90,190
                         -------- -------- --------  --------  -------- -------- --------
Operating income........   32,121   21,422   13,376    32,318    45,457   22,020   18,223
Interest income
 (expense), net.........    1,245    1,080     (704)     (677)      511    1,074      920
                         -------- -------- --------  --------  -------- -------- --------
Income before income
 taxes..................   33,366   22,502   12,672    31,641    45,968   23,094   19,143
Income taxes............   14,214    9,638    5,829    12,820    18,855    9,986    8,021
                         -------- -------- --------  --------  -------- -------- --------
Net income.............. $ 19,152 $ 12,864 $  6,843  $ 18,821  $ 27,113 $ 13,108 $ 11,122
                         ======== ======== ========  ========  ======== ======== ========
Earnings per common
 share.................. $   0.91 $   0.61 $   0.33  $   0.90  $   1.30 $   0.62 $   0.53
                         ======== ======== ========  ========  ======== ======== ========
Cash dividends declared
 per common share....... $   0.48 $   0.48 $   0.64  $   0.64  $   0.52 $   0.48 $   0.36
                         ======== ======== ========  ========  ======== ======== ========
Weighted average common
 shares outstanding.....   21,024   20,953   20,945    20,931    20,914   21,107   21,011
                         ======== ======== ========  ========  ======== ======== ========

                         MAR. 31, MAR. 31, MAR. 31,  MAR. 31,  MAR. 31, DEC. 31,
                           1993     1992     1991      1990      1989     1993
                         -------- -------- --------  --------  -------- --------
BALANCE SHEET DATA
Working capital......... $ 60,373 $ 46,149 $ 38,825  $ 40,615  $ 36,310 $ 65,330
Current assets..........   93,429   68,485   65,788    90,267    90,516   86,356
Total assets............  140,560  119,823  121,731   150,069   150,364  131,717
Total debt..............        0        0    6,549    28,688    26,141        0
Stockholders' equity....  106,555   96,326   93,307    99,321    93,763  109,779

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF ARMOR ALL

RESULTS OF OPERATIONS

  Net income for the nine months ended December 31, 1993 increased 18% from the corresponding period in the prior year, and net income in fiscal 1993 and 1992 increased 49% and 88% from the respective prior years. These improvements were primarily due to higher revenues from both existing and new products, as well as to improved promotional and administrative cost efficiencies.

REVENUES

  The following table sets forth a summary of revenues by major geographic region (in millions):

                                                                   NINE MONTHS
                                          YEARS ENDED MARCH 31,  ENDED DEC. 31,
                                         ----------------------- ---------------
                                          1993    1992    1991    1993    1992
                                         ------- ------- ------- ------- -------
United States........................... $ 148.6 $ 126.6 $ 110.7 $  99.5 $  94.3
International...........................    19.8    19.3    23.1    17.9    14.1
                                         ------- ------- ------- ------- -------
    Total............................... $ 168.4 $ 145.9 $ 133.8 $ 117.4 $ 108.4
                                         ======= ======= ======= ======= =======
Percentage change from prior period.....     15%      9%              8%

  Substantially all of the $5.2 million increase in Armor All's U.S. revenues in the nine months ended December 31, 1993 in comparison with the prior-year period resulted from higher sales of Armor All(R) Tire Foam(TM) Protectant, which has become the leader in its category since its introduction in November 1991, and Rain Dance(R) Dark Car Formula Polish and Rain Dance(R) Light Car Formula Polish, which were introduced in January 1993, and from initial sales of Armor All QuickSilver(TM) Wheel Cleaner, Armor All Protectant Low-Gloss Natural Finish(TM) and Armor All Spot & Wash(TM) Concentrate in December 1993. The $3.8 million increase in international revenues in the nine-month period reflects higher sales in each of Armor All's principal foreign markets: Canada, Europe, Asia, Latin America and Australia.

  Approximately half of the increase in Armor All's U.S. revenues in fiscal 1993 from fiscal 1992 was due to higher sales of Armor All Tire Foam Protectant. In part because trade customers were still reducing their retail inventory levels during the first two quarters of fiscal 1992, sales of Armor All Protectant also increased in fiscal 1993. The introduction of Armor All Protectant with additional sunscreen in January 1993, accompanied by a 5% selling price increase, also contributed to higher sales in the fourth quarter. Sales of Armor All's line of waxes and washes rose moderately in fiscal 1993, mainly due to higher sales of Rain Dance(R) Advanced Formula Car Polish, which was introduced in November 1991, and initial sales of Rain Dance Dark Car Formula Polish and Rain Dance Light Car Formula Polish.

  The increase in Armor All's U.S. revenues in fiscal 1992 from fiscal 1991 was primarily attributable to higher sales of Armor All Protectant. This improvement resulted from several factors, including increased consumer demand and the effect of changes in Armor All's trade management practices initiated at the end of fiscal 1990. In March 1990, Armor All discontinued certain trade promotions and pricing practices that encouraged inventory buildups by trade customers. These high retail inventory levels in turn dampened sales by Armor All in fiscal 1991. In addition, during the second half of fiscal 1991, Armor All's retail customers were extremely cautious in their purchasing practices in response to the deepening economic recession and the outbreak of war in the Middle East. In fiscal 1992, Armor All strengthened its support of key customers' inventory management and promotional efforts, in part by initiating electronic data interchange links with retailers. Also contributing to the increased revenues in fiscal 1992 was the introduction of three new products in November 1991: Armor All Tire Foam Protectant, Armor All Leather Care(TM) Protectant and Rain Dance Advanced Formula Car Polish. Sales of Armor All's line of waxes and washes declined slightly, primarily due to the discontinuance of certain products.

  The increase in international revenues of $0.5 million in fiscal 1993 and the decrease in fiscal 1992 were due to several, sometimes offsetting, factors. One significant factor affecting both fiscal 1993 and 1992 in several countries, notably Japan and Germany, was the distribution agreement with S.C. Johnson, which was entered into in September 1991. Under the agreement, which is effective through June 2001, S.C. Johnson has the right to distribute Armor All (R) Protectant and certain of Armor All's other products in a number of international markets on a country-by-country basis, subject to agreement with Armor All on a business and marketing plan for each country and thereafter the attainment of certain performance targets. Armor All and S.C. Johnson share in the profits or losses on sales in these markets. Sales are at much lower prices to S.C. Johnson, which incurs virtually all associated selling and marketing expenses previously borne by Armor All. The net effect is that Armor All records lower revenues and selling and marketing expenses.

  Offsetting the S.C. Johnson impact, international revenues in fiscal 1993 benefited from increased sales to its largest Canadian customer, which had reduced its high inventory levels of the previous year, and increased market penetration in Asia, Latin America and the United Kingdom. On the other hand, sales were adversely affected in Germany due to the economic recession in that country. In addition to the S.C. Johnson effects, international revenues decreased in fiscal 1992, primarily because Armor All's largest Canadian customer slowed purchases while working down high retail inventory levels.

OPERATING EXPENSES

  The following table sets forth the percentage relationships of operating expenses and operating income to revenues for the periods indicated:

                                                                NINE MONTHS
                                    YEARS ENDED MARCH 31,     ENDED DEC. 31,
                                   -------------------------  ----------------
                                    1993     1992     1991     1993     1992
                                   -------  -------  -------  -------  -------
Revenues..........................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of Sales.....................    40.9     40.9     43.3     41.0     41.0
Selling, General and
 Administrative...................    37.8     41.4     43.5     38.5     39.4
Amortization......................     2.2      3.0      3.2      1.8      2.8
                                   -------  -------  -------  -------  -------
Operating Income..................    19.1%    14.7%    10.0%    18.7%    16.8%
                                   =======  =======  =======  =======  =======

  Cost of sales as a percentage of revenues was unchanged in the nine months ended December 31, 1993 in comparison with the prior-year period due to the effects of several offsetting factors. The cost percentage was increased by changes in the product mix, higher shipments of certain promotional items and the higher cost of the additional-sunscreen formula for Armor All Protectant. However, the effect of these factors was offset by the 5% selling price increase on Armor All Protectant and the absorption of fixed manufacturing and distribution costs over a higher sales volume.

  Cost of sales as a percentage of revenues in fiscal 1993 was unchanged from fiscal 1992 due to the effects of several offsetting factors. The cost percentage was increased slightly due to changes in the product mix and higher sales of certain promotional items. Additionally, margins were lower in the markets served by S.C. Johnson due to the billing method described above under "Revenues." However, the effect of these factors was offset as fixed manufacturing and distribution costs were absorbed over a higher sales volume.

  The decrease in cost of sales as a percentage of revenues in fiscal 1992 from fiscal 1991 was partially due to a favorable shift in the product mix, with a greater proportion of higher-margin sales of Armor All Protectant than sales of Armor All's waxes and washes. In addition, Armor All did not repeat a lower-margin promotional program. Armor All also incurred lower freight costs and was able to spread its fixed manufacturing and distribution costs over a higher sales volume.

  The decrease in selling, general and administrative (SG&A) expenses as a percentage of revenues in the nine months ended December 31, 1993 from the prior-year period was principally due to the absorption of media advertising and fixed administrative expenses over a higher sales volume, partially offset by the introduction of several new consumer promotions.

  SG&A expenses as a percentage of revenues decreased in fiscal 1993 from fiscal 1992 primarily due to more efficient trade promotion practices. Beginning in late fiscal 1992, Armor All implemented a new trade promotion approach in which Armor All offers its trade customers fixed sums in return for specific promotional activities. Also contributing to the decrease was the spreading of fixed administrative expenses over a higher sales volume. The S.C. Johnson agreement reduced fiscal 1993 SG&A expenses, as noted above. In addition, fiscal 1992 was adversely affected by expenses associated with certain litigation settled in that year. Partially offsetting these factors were increased expenditures in fiscal 1993 on media advertising and certain consumer promotions in the United States.

  The decrease in SG&A expenses as a percentage of revenues in fiscal 1992 from fiscal 1991 was principally due to lower advertising expenditures for waxes. Also contributing to the decrease were the spreading of fixed administrative expenses over a higher sales volume and lower trade marketing expenses under the new approach described above. These factors were partially offset by the implementation of several new consumer promotional programs.

  Amortization expense, principally relating to intangible assets associated with Armor All's acquisition of several brands in September 1988, declined by $0.9 million in the nine months ended December 31, 1993 and by $0.5 million in fiscal 1993, and is expected to decline further in fiscal 1995 as certain of such assets become fully amortized.

  Interest income increased by $0.2 million in the nine months ended December 31, 1993 and by $0.2 million in fiscal 1993 due to higher cash balances during those periods. Cash balances increased primarily as a result of profitable operations without significant investments in working capital or fixed assets. However, the effect of the improved cash position was partially offset by lower interest rates. Net interest income increased by $1.8 million in fiscal 1992 from fiscal 1991, also primarily because of higher cash balances. The improvement in Armor All's cash position in that year was largely due to management's decision to shorten customer payment terms during the winter promotional season.

  Armor All's effective income tax rates were 43.2% and 41.9% in the nine months ended December 31, 1993 and 1992, respectively. The higher effective rate in the current nine-month period principally reflects the enactment of the Omnibus Budget Reconciliation Act of 1993, which increased the federal corporate income tax rate from 34% to 35% retroactive to January 1993. Approximately 0.4% of the increase represents the additional taxes which will be paid for the fiscal year ended March 31, 1993 due to the retroactive provision of the Act. Armor All's effective income tax rates were 42.6%, 42.8% and 46.0% in fiscal 1993, 1992 and 1991, respectively. The tax rate in fiscal 1991 was relatively high because a greater proportion of Armor All's expenses was composed of nondeductible intangible asset amortization and foreign subsidiary operating losses.

QUARTERLY RESULTS AND SEASONALITY

  The following table sets forth unaudited quarterly income statement and dividend information for Armor All's last eight fiscal quarters.

                                                    THREE MONTHS ENDED
                         -------------------------------------------------------------------------
                         DEC. 31, SEPT. 30, JUN. 30, MAR. 31, DEC. 31, SEPT. 30, JUN. 30, MAR. 31,
                           1993     1993      1993     1993     1992     1992      1992     1992
                         -------- --------- -------- -------- -------- --------- -------- --------
                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues................ $33,407   $36,232  $47,722  $59,987  $30,927   $35,198  $42,288  $50,455
                         -------   -------  -------  -------  -------   -------  -------  -------
Cost of sales...........  13,870    14,972   19,253   24,351   12,945    14,335   17,210   20,102
Selling, general and
 administrative.........  13,087    13,455   18,602   20,936   12,132    14,009   16,593   17,676
Amortization of
 intangibles............     494       804      804      802      803     1,085    1,078    1,078
                         -------   -------  -------  -------  -------   -------  -------  -------
Total costs and
 expenses...............  27,451    29,231   38,659   46,089   25,880    29,429   34,881   38,856
                         -------   -------  -------  -------  -------   -------  -------  -------
Operating income........   5,956     7,001    9,063   13,898    5,047     5,769    7,407   11,599
Interest income, net....     405       405      264      325      360       335      225      212
                         -------   -------  -------  -------  -------   -------  -------  -------
Income before income
 taxes..................   6,361     7,406    9,327   14,223    5,407     6,104    7,632   11,811
Income taxes............   2,739     3,376    3,871    6,193    2,266     2,557    3,198    5,063
                         -------   -------  -------  -------  -------   -------  -------  -------
Net income.............. $ 3,622   $ 4,030  $ 5,456  $ 8,030  $ 3,141   $ 3,547  $ 4,434  $ 6,748
                         =======   =======  =======  =======  =======   =======  =======  =======
Earnings per common
 share.................. $   .17   $   .19  $   .26  $   .38  $   .15   $   .17  $   .21  $   .32
Dividends per common
 share.................. $   .16   $   .16  $   .16  $   .12  $   .12   $   .12  $   .12  $   .12
Weighted average common
 shares outstanding.....  21,123    21,105   21,094   21,064   21,027    21,010   20,995   20,953

  Armor All's revenues typically peak in the fourth fiscal quarter (from January through March) as customers purchase inventory to prepare for increased consumer purchasing activity in the spring and summer. Interest income is generally highest in the summer and autumn, due to the improvement in Armor All's cash position which accompanies the collection of receivables associated with fourth and first quarter sales. Quarterly results may also be affected by Armor All's method of allocating annual media advertising expenses and certain trade promotional expenses among interim periods in proportion to estimated annual sales volume.

FINANCIAL RESOURCES AND LIQUIDITY

  Armor All's working capital requirements fluctuate during the year, traditionally peaking in the spring due to extended payment terms offered to customers in connection with winter promotional activities. Cash inflow is strongest during the summer months as these receivables are collected. Reflecting these seasonal factors, at December 31, 1993, Armor All had balances of cash and cash equivalents of $53.2 million and no short-term or long-term debt. At December 31, 1993, Armor All had working capital of $65.3 million.

  Armor All does not have substantial investments in inventory as its contract packagers generally own the raw materials and finished goods in their possession and transfer title to Armor All just prior to shipment to Armor All's customers. Armor All's use of contract packagers also permits it to avoid significant investments in machinery and other fixed assets. See "Business of Armor All-Manufacturing and Packaging."

  During the nine months ended December 31, 1993 and 1992, respectively, cash flow from operations was $31.7 million and $37.2 million. Despite higher net income in the current period, cash flow from operations was lower due to the timing of payments for income taxes and certain accrued advertising and selling expenses. During fiscal 1993 and 1992, cash flow from operations was $24.7 million and $30.4 million, respectively. Cash flow from operations declined in fiscal 1993, despite a higher net income, primarily due to the increase in receivables associated with the higher fourth quarter sales volume. Cash outflows for investing activities during the two years were relatively small, as Armor All did not have significant capital expenditures. In addition, Armor All paid dividends on its Common Stock of $9.3 million in the nine months ended December 31, 1993, $10.1 million in fiscal 1993 and $10.9 million in fiscal 1992.

  Armor All's sources of liquidity at December 31, 1993 included a $48.8 million balance under a cash management program administered by McKesson, $4.4 million of other cash balances, and a $3.0 million (Canadian) line of credit with a Canadian bank that is renewable annually. In addition, as long as Armor All continues to participate in the cash management program, McKesson will make available the cash necessary to provide Armor All with sufficient funds to meet its needs as defined in its annual capital and operating plans. There are no advance notification requirements or other limitations on Armor All's access to cash under the program. Participation in the cash management program is provided as part of a Services Agreement with McKesson, and amounts deposited under the program are deposited in a separate bank account in Armor All's name. See "Certain Relationships and Transactions." In the event that Armor All ceases to participate in the cash management program, Armor All believes that it would be able to obtain a line of credit from other sources at competitive terms. At December 31, 1993, Armor All had a payable to McKesson of $1.2 million for payroll, freight and other expenses paid by McKesson on Armor All's behalf; Armor All repaid this amount in January 1994.

  Armor All believes that its current sources of liquidity, combined with cash flow from operations, will be sufficient to meet its needs for the foreseeable future.

                             BUSINESS OF ARMOR ALL

  Armor All Products Corporation develops and markets a broad line of branded appearance enhancement and protection products targeted primarily for the do-it-yourself automotive aftermarket. Its principal brand, Armor All(R), has the leading position in the domestic automotive protectant market. A second major brand, Rain Dance(R), is a strong competitor in the market for automotive waxes, polishes and washes. Armor All believes that consumer awareness of its brand names gives it a significant competitive advantage. In a September 1993 study conducted by a market research and consulting firm, which involved a national sampling of approximately 460 persons aged 16 to 54 years who were responsible for taking care of the appearance of a car, light truck or van (the "1993 Market Research Study"), 94% of the respondents were aware of the Armor All brand name (either unprompted or when given name and product attributes).

BUSINESS STRATEGY

  Under the leadership of the senior management team assembled in fiscal 1991 and 1992, Armor All has adopted and is continuing to implement a strategic business plan to build on the strength of Armor All's well-established brand names to increase domestic sales of Armor All Protectant, introduce new automotive products, increase Armor All's international presence, and enter the home care market.

 Increase Domestic Sales of Armor All Protectant

  Armor All seeks to increase sales of Armor All Protectant through targeted advertising and promotion to enlarge the user base, increase the frequency of product use, and expand the number of surfaces on which the product is applied. Armor All believes that sales of Armor All Protectant represent approximately two-thirds of all domestic sales of automotive protectants. According to the 1993 Market Research Study, 99% of all respondents who were current users of Armor All Protectant expressed satisfaction with the product, with 70% indicating that they were "very" satisfied with it. While 59% of the respondents had used Armor All Protectant during the preceding six months, 35% had used no protectant product, which Armor All believes demonstrates an opportunity to expand the user base.

  As part of its plan to expand the protectant market, Armor All intends to add line extensions to attract new users. In December 1993, Armor All introduced a new product, Armor All Protectant Low-Gloss Natural Finish(TM), described below.

 Introduce New Automotive Products

  Since November 1991, Armor All has introduced eight new products, including Armor All Tire Foam (TM) Protectant, which together accounted for approximately 15% of revenues in the nine months ended December 31, 1993 and for approximately 13% of revenues in the fiscal year ended March 31, 1993. In December 1993, Armor All began shipping Armor All QuickSilver(TM) Wheel Cleaner, a spray-on wheel cleaner designed for use on wheels, wheel covers and hubcaps; Armor All Protectant Low-Gloss Natural Finish(TM), a low-gloss version of Armor All Protectant designed to minimize dashboard glare for consumers who prefer a less shiny appearance; and Armor All Spot & Wash(TM) Concentrate, a car wash product designed to remove bugs, tar residue and tree sap from car finishes. These products will be supported by national television advertising and by special introductory pricing and promotional programs.

  Armor All intends to continue to develop new products and product line extensions under its well-established Armor All and Rain Dance brand names. To that end, Armor All's research and development and marketing personnel seek to develop and acquire promising technologies and invest in consumer market research. Armor All also seeks to anticipate industry trends that affect care of automotive surfaces, such as increased exposure of automobile interiors to sunlight, use of leather upholstery, and changes in vinyls, rubbers, paints and other automotive surfaces.

 Increase International Presence

  Armor All's management believes that foreign markets will, over time, present a significant growth opportunity for the company. Armor All Protectant already enjoys a leading position in several international markets, including Canada, Australia and Mexico. International sales are effected through sales offices in Canada and the United Kingdom, through foreign distributors, and through a marketing and distribution alliance with S.C. Johnson. The S.C. Johnson arrangement provides Armor All with access to certain international markets, primarily Germany, Japan and Mexico, without the high selling and marketing costs incurred in a direct sales program. However, Armor All plans to continue identifying foreign markets attractive for direct sales or distribution by entities other than S.C. Johnson, based on a number of factors, including economic, political and competitive conditions, cultural and demographic trends, and car care habits.

 Enter the Home Care Market

  Armor All's management believes that the home care market represents a growth opportunity for Armor All. Armor All has established a new division intended to utilize its marketing and new product development strengths to penetrate this market. On January 28, 1994, Armor All acquired the E-Z Deck Wash(R) brand. The E-Z Deck Wash product cleans and restores wood surfaces such as decks and siding and will be marketed under the Armor All name. An application for patent protection on the E-Z Deck Wash formula is pending.

PRODUCTS

  Armor All markets a broad line of automotive appearance chemicals under four brand names: Armor All(R) , Rain Dance(R) , Rally(R) and No. 7(R) .

 Armor All Brand

  Armor All markets protectants, waxes, washes and other cleaning aids under the Armor All name.

  Armor All's principal product, Armor All Protectant, is designed to protect and beautify natural and synthetic polymer materials and is primarily used on automobile surfaces made of rubber, vinyl and plastic, such as dashboards, seats, vinyl tops, door panels, tire sidewalls and rubber bumpers. Armor All Protectant is the leading protectant product in the domestic automotive aftermarket, and Armor All believes it outsells its nearest competitor by more than three to one. Armor All Protectant accounted for 70% of Armor All's revenues in the nine months ended December 31, 1993 and for 70% and 77% of its revenues in fiscal 1993 and 1992, respectively.

  Armor All Tire Foam Protectant, introduced in November 1991, cleans, shines and protects tire sidewalls without wiping. Sales of this product represented a majority of the revenues attributable to new products in the nine months ended December 31, 1993 and fiscal 1993. Armor All Leather Care (TM) Protectant, also introduced in November 1991, is designed primarily for leather upholstery. Armor All also markets a liquid car wax, a multi-purpose cleaner, and a car wash liquid concentrate under the Armor All name.

  In December 1993, Armor All started shipping three additions to the Armor All product line: Armor All QuickSilver (TM) Wheel Cleaner, Armor All Protectant Low-Gloss Natural Finish (TM) and Armor All Spot & Wash (TM) Concentrate.

 Rain Dance Brand

  Armor All markets polishes, waxes and car wash products under the Rain Dance name. In November 1991, Armor All introduced Rain Dance Advanced Formula Car Polish, and in January 1993, Armor All introduced two additional car polishes, Rain Dance Light Car Formula Polish and Rain Dance Dark Car Formula Polish, with different light reflectant characteristics. Liquid and paste car wax and a variety of car wash products are also marketed under the Rain Dance name.

 Rally and No. 7 Brands

  Armor All markets cream and liquid waxes under the Rally name. Under the No. 7 name, Armor All markets a variety of polishing and rubbing compounds and other cleaning aids.

GEOGRAPHIC MARKETS

  Armor All's products are sold predominantly in the United States and Canada, with additional sales occurring in several other countries. In the nine months ended December 31, 1993, 85% of sales were in the United States, 6% in Canada and 9% in other foreign countries, principally Australia, Germany, Japan, Mexico and the United Kingdom. In fiscal 1993, 88% of sales were in the United States, 5% in Canada and 7% in other foreign countries. Armor All does not have large fixed capital investments in its foreign operations. Foreign currency exchange fluctuations have not had a significant impact on Armor All's operating results.

SALES AND MARKETING

  In the United States and Canada, a sales force of 13 employees accounted directly for over 50% of revenues in the first nine months of fiscal 1994 and in fiscal 1993. In addition, Armor All's sales force oversees 21 independent manufacturers' representative organizations that also market Armor All's products. Primary customers include mass merchandise retailers, auto supply stores, warehouse clubs, hardware stores and other retail outlets. Armor All believes that its products are sold at over 100,000 retail outlets.

  Armor All's largest customers have represented an increasing percentage of its revenues. Sales to Armor All's 20 largest customers accounted for 64% of Armor All's consolidated revenues in the nine months ended December 31, 1993 and for 63%, 59% and 49% of Armor All's consolidated revenues in fiscal 1993, 1992 and 1991, respectively. In the nine months ended December 31, 1993, sales to Armor All's two largest customers, Wal-Mart Stores, Inc. (and its affiliates) and Kmart Corporation (and its affiliates), accounted for 15% and 8%, respectively, of Armor All's revenues. In fiscal 1993, sales to these same two customers accounted for 15% and 11%, respectively, of Armor All's revenues.

  Armor All's direct sales force works closely with customers on joint marketing and promotional activities. Armor All also assists its customers with inventory management. Its efforts to help customers manage their inventories are supported, in certain cases, by electronic data interchange ("EDI") links between Armor All and the customer. In addition, EDI provides Armor All with valuable marketing information. Among other things, Armor All uses EDI point-of-sale statistics to analyze geographic purchasing patterns, measure the success of test marketing programs and monitor sales of holiday gift packs and other time-sensitive promotions. Armor All intends to establish additional EDI links with its customers and to expand the use of existing links.

  Armor All's management assists in sales and marketing efforts by providing national advertising and promotional support and retail merchandising management assistance, including product information and sales training. Although Armor All's promotional activities target both trade accounts and retail consumers, Armor All has increased the proportion of marketing funds devoted to consumer promotion over the last three years. Armor All has also increased the proportion of its marketing expenses which are offered to trade customers as fixed sums in return for specific promotional activities, as opposed to more general cooperative advertising arrangements. From time to time, Armor All uses various retail sales incentive devices, such as coupons, rebates, "Bonus Packs" (e.g., 20 ounces for the price of 16), merchandise with attached free samples, and other special offers to stimulate retail sales.

  Armor All believes that it invests more in consumer advertising than do its competitors in the automotive appearance chemicals industry. Management attempts to allocate Armor All's advertising spending among media which provide the greatest potential exposure to desired audiences per dollar. Armor All intends to continue to invest in consumer advertising to maintain the high level of consumer brand awareness which Armor All currently enjoys.

  Retail sales of Armor All's products are seasonal and are highest between April and September. However, sales to Armor All's customers are highest in its fourth fiscal quarter (from January through March). Consistent with industry practice, Armor All offers extended payment terms in conjunction with its winter promotional activities.

  International sales are effected through sales offices in Canada and the United Kingdom, through foreign distributors, and through a marketing and distribution alliance with S.C. Johnson. Under an agreement between Armor All and S.C. Johnson, S.C. Johnson is the exclusive distributor of Armor All Protectant and certain of Armor All's other products in Germany, Japan and Mexico, subject to agreement with Armor All on annual business and marketing plans for each country. Under the agreement, S.C. Johnson pays virtually all selling and marketing expenses, and Armor All and S.C. Johnson share in the profits or losses. The S.C. Johnson agreement expires in June 2001, with automatic five-year renewals unless either party provides 12 months' prior notice. Armor All will have the right to terminate the agreement on a country-by-country basis if S.C. Johnson fails to meet certain revenue objectives over specified periods, subject to S.C. Johnson's right to avoid termination by compensating Armor All for any shortfall. S.C. Johnson is also the exclusive distributor of Armor All (R) Protectant in several Southeast Asian countries under separate agreements that do not involve profit or loss sharing.

MANUFACTURING AND PACKAGING

  Armor All's products are manufactured by contract packagers. Armor All's relationships with its two most important packagers have lasted for 8 and 20 years, respectively. Subject to contractual arrangements, Armor All periodically reevaluates its selection of packagers, and believes that other acceptable packagers are readily available.

  Armor All avoids significant investments in inventory. In general, Armor All's full-service packagers are responsible for purchasing product ingredients and approved component packaging materials. Armor All negotiates the raw material supply arrangements on behalf of its packagers. The packagers blend, package and warehouse the finished product. With certain exceptions, the full-service packagers own all the raw materials and finished products in their possession and transfer title to Armor All just prior to shipment to Armor All's customers. In the case of Armor All Protectant, Armor All premixes a concentrate which it sells to the full-service packagers. For certain products, Armor All has title to raw materials and finished products and pays a manufacturing fee to the packager.

  Armor All's products are manufactured in four principal locations in the United States, one location in Canada and one location in Australia. Protectants are manufactured at five of these locations, and waxes at the sixth. Armor All's management believes that the existing packagers can accommodate Armor All's production needs for the foreseeable future.

  Armor All has alternative sources for the ingredients used in, and packaging components for, all of its products. Armor All has contracts with certain suppliers to provide a continued supply of the primary chemical ingredients and packaging components used in producing its products, which expire by their terms on various dates through March 1995.

TRADEMARKS AND PATENTS

  Armor All's principal trademarks are: The ARMOR ALL(R) trademark, the symbol of a male VIKING figure surrounded by a rainbow design, the RAIN DANCE(R) trademark, the RALLY(R) trademark and the NO. 7(R) trademark. Armor All also owns other registered and unregistered trademarks. All five principal trademarks are registered in the United States and Canada. In addition, the ARMOR ALL trademark is registered in 82 countries, the VIKING trademark is registered in 83 countries, the RAIN DANCE trademark is registered in 55 countries, the RALLY trademark is registered in 35 countries and the NO. 7 trademark is registered in 3 countries. Armor All believes it has taken all necessary steps to preserve the registration of its trademarks. Armor All also owns a process patent on ARMOR ALL Protectant and a patent on RAIN DANCE wax, and has applied for patents on ARMOR ALL QuickSilver(TM) Wheel Cleaner and ARMOR ALL Spot & Wash(TM) Concentrate. Armor All's process patent on ARMOR ALL Protectant will expire in 1996. Armor All's management believes that Armor All's trademarks are more important assets than its patents, and that the termination or invalidity of its patents would not have a materially adverse effect on Armor All.

COMPETITION

  In the domestic protectant market, Armor All has two principal competitors, STP Son-of-a-Gun(R) Protectant and Turtle Wax Formula 2001(R), and several secondary competitors. Armor All estimates that domestic sales of Armor All Protectant account for approximately two-thirds of all domestic protectant sales. Armor All Tire Foam Protectant has two principal competitors, No Touch(R) and STP Son-of-a-Gun(R) Tire Care, and several secondary competitors. Armor All brand cleaner competes against many specialty automotive cleaner products. Armor All brand wax and wash products and all of the Rain Dance and Rally brand products compete with numerous wash, wax and polish products in the automotive aftermarket. The No. 7 brand products compete with many wash and specialty cleaning products. Competition in international markets varies by country.

  Armor All believes that brand recognition and loyalty, access to retail shelf space, product convenience and effectiveness, trade promotion and consumer advertising, support of customers' inventory management and marketing efforts, and pricing are important competitive factors in the appearance protection market. Armor All believes that it competes favorably with respect to these factors.

EMPLOYEES

  At December 31, 1993, Armor All employed 127 persons. None of Armor All's employees is represented by a union. Armor All believes its employee relations are good.

PROPERTIES

  Armor All owns its headquarters facility located in Aliso Viejo, California. The facility, which was built in 1989, comprises 45,000 square feet of office space on a 4.6 acre site.

  Armor All also leases approximately 17,000 square feet of warehouse space in Aliso Viejo, California. The facility is used primarily for warehousing certain components, finished goods and promotional items. Armor All also mixes the Armor All Protectant concentrate and performs various special product-packaging functions at this location. Armor All also utilizes limited space in various public warehouses in the United States and abroad for temporary inventory storage and shipping.

  Armor All maintains sales offices in Canada and the United Kingdom, each with less than 2,000 square feet. It conducts its laboratory research and development activities at a leased facility of approximately 5,000 square feet located near Armor All's headquarters in Aliso Viejo, California.

  Armor All believes that these properties will be sufficient to meet its needs for the next several years.

                            MANAGEMENT OF ARMOR ALL

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Armor All are as follows:

                    NAME                AGE               POSITION
                    ----                ---               --------
      Kenneth M. Evans................. 52  President, Chief Executive Officer
                                             and Director
      Mervyn J. McCulloch.............. 50  Executive Vice President and Chief
                                             Financial Officer
      Michael A. Caron................. 42  Senior Vice President and President,
                                             Armor All International
      Steven L. Kliff.................. 35  Senior Vice President, Consumer
                                             Products
      David E. McDowell................ 51  Chairman of the Board
      William A. Armstrong............. 52  Director
      Jon S. Cartwright................ 56  Director
      David L. Mahoney................. 39  Director
      Joseph A. Sasenick............... 53  Director
      Alan Seelenfreund................ 57  Director
OTHER OFFICERS
  Other non-executive officers of Armor All are as follows:

                    NAME                AGE               POSITION
                    ----                ---               --------
      Niels F. Hayns................... 58  Vice President, International, Asia-
                                             Pacific/Americas
      Lawrence R. Kahn................. 36  Vice President, Product Development
      Gayle Metzler.................... 40  Vice President, Human Resources
      Nancy A. Miller.................. 50  Vice President and Secretary
      Stephen J. Sarich................ 43  Vice President, Sales
      Garret A. Scholz................. 54  Vice President and Treasurer
      John F. Schueller................ 49  Vice President, Manufacturing and
                                             Corporate Quality
      Donald N. Weinberger............. 57  Vice President, Operations

  Kenneth M. Evans has been President and Chief Executive Officer of Armor All since April 1991. From 1989 to April 1991, he was Group Vice President of the Do-it-Yourself Products Group of L. & F. Products, a subsidiary of Eastman Kodak. Mr. Evans was President of the Thompson & Formby Division of L. & F. Products from 1985 to 1989. Mr. Evans has been a director of Armor All since July 1991 and is also a director of the O'Brien Corporation.

  Mervyn J. McCulloch has been Executive Vice President and Chief Financial Officer of Armor All since March 1990. From 1972 to March 1990, he was a Partner of Deloitte & Touche, a public accounting firm.

  Michael A. Caron has been Senior Vice President of Armor All since October 1991. He has been President of Armor All International, a division of Armor All, since August 1993. From October 1991 to August 1993, Mr. Caron was Senior Vice President-Marketing, and from April 1989 to October 1991, he was Senior Vice President, Marketing/International Operations. Mr. Caron served as Armor All's Vice President, Marketing and International Operations from February 1987 to April 1989.

  Steven L. Kliff has been Armor All's Senior Vice President, Consumer Products, since August 1993. Mr. Kliff was Armor All's Vice President, Sales and Product Development from November 1991 to August

1993 and was Vice President, Product and Business Development from September 1991 to November 1991. From February 1986 to August 1991, he held various positions with Blistex Incorporated, a manufacturer of over-the-counter topical medications, including Director of Marketing/Chief Marketing Officer and Director of Strategic Planning.

  David E. McDowell has been Chairman of the Board of Armor All since April 1, 1992 and was first elected to the Board in January 1992. Mr. McDowell has been President and Chief Operating Officer and a director of McKesson since January 1992. From November 1990 to January 1992, he was Vice President and General Manager, Quality and Chief Information Officer of International Business Machines Corporation ("IBM"), and he served as President of IBM's National Service Division from July 1987 to November 1990.

  William A. Armstrong became a director of Armor All in July 1991. Mr. Armstrong has been Vice President Human Resources and Administration of McKesson since April 1993. He was Vice President Administration of McKesson from July 1991 to April 1993, Executive Assistant to the Office of the Chief Executive of McKesson from April 1990 to January 1992 and Staff Vice President of Management Development of McKesson from April 1988 to April 1990. From 1980 to 1988, Mr. Armstrong was Vice President Personnel of McKesson's former Beverage Group.

  Jon S. Cartwright became a director of Armor All on January 21, 1993. He has been the Executive Director of the Center for Telecommunications Management, a nonprofit research and education center affiliated with the University of Southern California Graduate School of Business Administration, since January 1990. In January 1991, he was appointed Associate Professor of Management and Organization at the USC Graduate School of Business Administration. Before joining USC, Mr. Cartwright had a 33-year career with IBM, including service as Corporate Resident Manager from 1987 to 1990 and Vice President and Western Area Manager for the IBM National Service Division from 1984 to 1987.

  David L. Mahoney was elected to Armor All's Board of Directors in 1992. Mr. Mahoney has been Vice President, Strategic Planning of McKesson since July 1990. From 1987 to July 1990, he was a Principal of McKinsey & Co., an international management consulting firm.

  Joseph A. Sasenick has been a director of Armor All since July 1990. He has been President and Chief Executive Officer of Alcide Corporation, a developer and manufacturer of disinfecting systems, since February 1992 and was Alcide's President and Chief Operating Officer from February 1991 to February 1992. From 1988 to February 1991, Mr. Sasenick was Managing Director/Partner of Vista Resource Group, and from March 1988 to August 1988, he was President of Bioline Laboratories.

  Alan Seelenfreund became a director of Armor All in June 1986. He has been Chairman of the Board and Chief Executive Officer of McKesson since November 1989 and a director of McKesson since July 1988. Mr. Seelenfreund served as Executive Vice President of McKesson from November 1986 to November 1989 and was Chief Financial Officer of McKesson from April 1984 to April 1990.

  Niels F. Hayns has been Armor All's Vice President, International, Asia-Pacific/Americas since August 1993. From January 1988 to August 1993, he was Vice President, International Operations. Mr. Hayns was Vice President of Operations of Hang-Ten International, a marketer of sportswear and footwear, from January 1985 to January 1988.

  Lawrence R. Kahn has been Vice President, Product Development of Armor All since August 1993. From October 1987 to August 1993, he was Armor All's Marketing Director. Mr. Kahn joined Armor All in September 1985.

  Gayle Metzler has been Armor All's Vice President, Human Resources since November 1992. Before assuming her current position, she served Armor All in various other capacities, including Vice President, Personnel and Administration, since September 1978.

  Nancy A. Miller has been Armor All's Vice President and Secretary since July 1986. She has been Vice President and Corporate Secretary of McKesson since December 1989 and was Staff Vice President and Corporate Secretary of McKesson from November 1986 to December 1989.

  Stephen J. Sarich has been Armor All's Vice President, Sales since February 1987. He served as Armor All's National Sales Manager from October 1986 to February 1987 and joined Armor All in 1984.

  Garret A. Scholz has been Armor All's Vice President and Treasurer since July 1986. He has been Vice President Finance of McKesson since April 1990 and was Vice President and Treasurer of McKesson from November 1984 to April 1990.

  John F. Schueller has been Armor All's Vice President, Manufacturing and Corporate Quality since April 1993. From October 1991 to April 1993, he was Vice President, Corporate Quality. Mr. Schueller was Vice President, Credit and Customer Service from April 1990 to October 1991, Executive Vice President, Finance from July 1988 to March 1990 and Executive Vice President, Operations and Finance from July 1986 to July 1988.

  Donald N. Weinberger has been Armor All's Vice President, Operations since May 1989. He was Vice President, Manufacturing of Beecham Products U.S.A., a consumer packaged goods concern, from March 1980 to May 1989.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

  On July 1, 1986, Armor All entered into a Services Agreement (the "Services Agreement") with a subsidiary of McKesson. Pursuant to the Services Agreement, McKesson has agreed to provide to Armor All, and Armor All has agreed to purchase, certain corporate staff services. For fiscal 1992, fiscal 1993 and the first nine months of fiscal 1994, the amount charged Armor All by McKesson for such services was $566,000, $622,000 and $448,000, respectively, exclusive of insurance and outside professional services that are billed separately. Armor All believes that these expenses would not have been materially different if Armor All operated on a stand-alone basis. These charges are modified annually to reflect changes in McKesson's costs of providing these services. The services provided by McKesson include treasury and financial, risk management support, legal, corporate secretary, investor relations, tax, internal audit, planning and corporate development, accounting advice, and employee benefit, personnel and payroll services. Armor All can request, and McKesson may provide, data processing, computer programming and other services to supplement the capabilities of Armor All. McKesson has agreed to make available to Armor All certain employee benefit plans and also has agreed to allow Armor All employees to continue to participate in McKesson's retirement plan and employee stock ownership plans. Armor All has agreed to contribute annually to the plans the amount necessary to fund employee participation. Armor All is also insured under McKesson's property and casualty insurance program for limits of liability and deductibles deemed appropriate for Armor All's risk exposures and size. Premiums are based on Armor All's risk exposure and historical loss experience.

  The Services Agreement is automatically renewed for successive one-year terms unless terminated and is reviewed annually by Armor All's Chief Financial Officer with Armor All's independent directors. The Services Agreement will be terminated if McKesson should own less than fifty percent of the outstanding voting stock of Armor All, or upon 120 days' prior written notice by either party, or upon such earlier date as the parties may mutually agree in writing. The Services Agreement provides that McKesson's liability with respect to any loss or damages arising in connection with the provision of services to Armor All is limited to amounts billed or billable for such services.

  Pursuant to the Services Agreement, Armor All's U.S. operations participate on a daily basis in a cash management program administered by McKesson. Under this arrangement, Armor All invests any excess cash under the cash management program, has unrestricted access to the cash invested and meets cash requirements through borrowings from McKesson. Prior to March 23, 1993, Armor All invested excess cash with McKesson. Effective on that date, all amounts invested with McKesson were deposited in a separate bank account in Armor All's name. Armor All receives interest under the program through McKesson on funds deposited in the separate bank account, or pays interest to McKesson on funds received, at a rate equal to the monthly Federal Reserve Composite Rate for 7-day commercial paper less one-tenth of one percent for funds deposited under the program and plus one-half of one percent for funds borrowed from McKesson. The Services Agreement provides that McKesson will make available that amount of cash necessary to provide Armor All with sufficient funds to meet its needs as defined in its annual capital and operating budget, and that Armor All will pay McKesson an annual credit facility fee of $25,000. At December 31, 1993, Armor All had invested $48,793,000 under the cash management program at an interest rate of 3.1%. During most of fiscal 1993, Armor All also had a $3,000,000 (Canadian) demand note receivable from a Canadian subsidiary of McKesson. The demand note was repaid in March 1993. The maximum amount invested by Armor All under the cash management program at any month-end during fiscal 1992 and 1993 and the first nine months of fiscal 1994 was $23,239,000, $41,900,000 and $51,396,000, respectively. In fiscal 1992 and 1993 and the first nine months of fiscal 1994, Armor All received from McKesson net interest in the amount of $764,000, $1,113,000 and $948,000, respectively, pursuant to this arrangement.

  At December 31, 1993, Armor All had a payable to McKesson of $1,150,000 for payroll, freight and other expenses paid by McKesson on Armor All's behalf; Armor All repaid this amount in January 1994. Before establishing its own cash management bank account in March 1993, Armor All reimbursed McKesson for such items through automatic transfers from Armor All's amounts on deposit with McKesson under the cash management program.

  Sales by Armor All to divisions of McKesson were $654,000, $889,000, and $1,111,000 in fiscal 1991, 1992 and 1993, respectively, and $575,000 in the nine months ended December 31, 1993.

  Under the terms of the Acquisition Agreement dated July 1, 1986 pursuant to which McKesson transferred the business of its Armor All Products Division to Armor All, McKesson and Armor All have agreed that McKesson has no obligation to refer to Armor All ideas or products whether or not related to appearance protection products applicable to the automotive aftermarket. McKesson is not obligated to fund, or permit Armor All to fund, development of any product or idea, if McKesson concludes that such development is not in Armor All's best interests.

  Armor All is included in McKesson's consolidated federal income tax returns for tax periods ending before May 19, 1993. Pursuant to a Tax Allocation Agreement dated as of July 1, 1986 between Armor All and McKesson (the "Tax Allocation Agreement"), adjustments to federal income tax liabilities for periods in which Armor All was included in McKesson's consolidated federal income tax returns are allocated between Armor All and the other businesses conducted by McKesson and its affiliates. The agreement requires Armor All to reimburse McKesson for any tax audit adjustment of taxes attributable to it which were reported on McKesson's consolidated federal income tax returns. Tax refunds will be the property of the party bearing economic responsibility for the applicable tax. The Tax Allocation Agreement also provides for the allocation of state franchise or corporate income taxes which Armor All and McKesson are required or permitted to pay on a combined or "unitary" basis so that, in general, Armor All is treated as a separate taxpayer.

  As of February 7, 1994, McKesson owned 11,975,000 shares of Armor All Common Stock, representing approximately 57% of all outstanding shares. In May 1993, McKesson sold 5,175,000 shares of Armor All Common Stock in an underwritten public offering. If all of the Debentures offered hereby were exchanged for
shares of Armor All Common Stock, McKesson would own        shares of Armor All
Common Stock, representing approximately    % of the shares of Armor All Common
Stock outstanding on the above date.

                         DESCRIPTION OF THE DEBENTURES

  The Debentures will be issued under an Indenture (the "Indenture") dated as
of February   , 1994 between McKesson and The First National Bank of Chicago, as trustee (the "Trustee"). The following description of the terms of the Debentures is subject to the detailed provisions of the Indenture and is qualified in its entirety by reference to the Indenture, a copy of which is an exhibit to the Registration Statement. Capitalized terms not defined herein have the meanings ascribed to them in the Indenture. Wherever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

GENERAL

  The Debentures will constitute unsecured general obligations of McKesson subordinate in right of payment to certain other obligations of McKesson as described below under "Subordination" and exchangeable for Armor All Common Stock, subject to McKesson's right to pay cash in lieu of delivering Armor All Common Stock in exchange, as described below under "Exchange Rights and Cash Option on Exchange."

  The Debentures will be limited to $155,000,000 aggregate principal amount (including $15,000,000 subject to the Underwriters' over-allotment option), will be issued in fully registered form only in denominations of $1,000 or any multiple thereof and will mature on February 15, 2004, unless earlier redeemed at the option of McKesson.

  The Indenture does not contain any restrictions on the payment of dividends or the repurchase of securities of McKesson or any financial covenants.

  Interest at the annual rate set forth on the cover page hereof is payable semiannually on February 15 and August 15, commencing on August 15, 1994, to holders of record at the close of business on the preceding February 1 and August 1, respectively, and may, at McKesson's option, be paid by check mailed to such holders.

  Principal and premium, if any, will be payable, and the Debentures may be presented for exchange, registration of transfer and substitution, without service charge, at the office of the Trustee in New York, New York.

EXCHANGE RIGHTS AND CASH OPTION ON EXCHANGE

  The Debentures (or portions thereof in integral multiples of $1,000) are exchangeable for Armor All Common Stock, cash and other property deliverable in exchange for the Debentures (collectively, "Exchange Property") at the option of the holder at any time after 60 days following the original issuance thereof
and from time to time prior to maturity at the Exchange Price of $     per
share (equivalent to an exchange rate of         shares of Armor All Common
Stock per $1,000 principal amount of Debentures), subject to adjustment and subject to McKesson's right to deliver cash in lieu of shares of Armor All Common Stock under the circumstances described below. In the event the Debentures are called for redemption, the exchange rights will terminate at the close of business on the date immediately prior to the date of redemption.

  Prior to and in connection with the issuance of the Debentures, McKesson will deposit the number of shares of Armor All Common Stock deliverable in exchange for the Debentures with The First National Bank of Chicago, who will act as exchange agent for Debentureholders (the "Exchange Agent") on behalf of McKesson. McKesson will thereafter deposit with the Exchange Agent any cash and other property deliverable in exchange for the Debentures. McKesson will not be permitted to pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, the Armor All Common Stock or other Exchange Property so deposited. The deposit arrangements with the Exchange Agent will terminate at such time as the right to exchange Debentures shall have expired pursuant to the Indenture.

  In order to exercise the right of exchange, the holder of any Debenture must surrender such Debenture to the Exchange Agent at its office maintained for such purpose in New York, New York. Each Debenture to be surrendered must be accompanied by written notice to McKesson and the Exchange Agent that the holder elects to exchange such Debenture. Upon surrender of the Debentures for exchange to the Exchange Agent, Debentureholders will receive either (1) shares of Armor All Common Stock and/or other Exchange Property, with any fractional shares or interests paid in cash; or (2) at McKesson's option, cash in the amount determined as set forth below. Delivery of the certificates for Armor All Common Stock or any other Exchange Property may be delayed at the request of McKesson in order to effectuate the calculation of the adjustments of the Armor All Common Stock or other Exchange Property, to obtain any certificate representing securities to be delivered, to complete any reapportionment of the Armor All Common Stock or other Exchange Property which is required by the Indenture or to comply with any applicable law. If Debentures not called for redemption are surrendered for exchange during the period from the close of business on a record date for the payment of interest and prior to the next succeeding interest payment date, such Debentures must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so exchanged. No fractional shares of Armor All Common Stock or fractional interests in other Exchange Property will be delivered on any exchange of Debentures and in lieu thereof a cash adjustment based on the Market Price (as defined below) of the Armor All Common Stock or other Exchange Property will be paid.

  In lieu of delivering certificates representing Armor All Common Stock in exchange for any Debentures, McKesson may pay to the holder surrendering such Debentures an amount in cash equal to the market price of the Armor All Common Stock or other Exchange Property for which such Debentures are exchangeable (the "Market Price"), based on (1) in the case of Armor All Common Stock or other Exchange Property which consists of publicly traded securities, the average closing market price (or average bid and asked prices, if closing prices are not available) for the five consecutive trading days immediately preceding the date of receipt by the Exchange Agent of the notice of exchange relating to such Debentures (or, if such date is not a business day, on the business day next preceding such date), and (2) in the case of Exchange Property which does not consist of publicly traded securities, the market value of such property on the date of receipt by the Exchange Agent of the notice of exchange relating to such Debentures determined in such manner as shall be satisfactory to the Exchange Agent. Prior to so directing the Exchange Agent to make any such cash payment, McKesson will deposit with the Exchange Agent the cash so payable.

  McKesson will be entitled to vote the shares of Armor All Common Stock deposited with the Exchange Agent and to receive all ordinary cash dividends thereon. In addition, McKesson will be entitled to any interest earned or ordinary cash dividends paid on securities or other property issued in exchange for Armor All Common Stock upon merger, consolidation or sale, conveyance or lease of all or substantially all of the assets of Armor All, although the securities or other property so issued in exchange for Armor All Common Stock shall be Exchange Property. If there is a nontaxable distribution on Exchange Property of any securities or other noncash items of property, McKesson may, at its option, cause the sale of some or all of such property and, although the cash proceeds and/or the remainder of such property after payment of any taxes thereon will be Exchange Property, McKesson will be entitled to all interest earned or ordinary cash dividends paid thereafter on such Exchange Property. If there is a nontaxable distribution on Exchange Property of any options, warrants or similar rights, McKesson may, at its option, (1) cause the sale of such options, warrants or similar rights in the manner stated above and the cash proceeds, after payment of any taxes thereon, will be Exchange Property,
(2) to the extent there is sufficient cash among the Exchange Property or to the extent McKesson may contribute sufficient cash to the Exchange Property, cause the exercise of such options, warrants or similar rights and thereafter, either (a) retain the securities received upon such exercise as Exchange Property, or (b) cause some or all of such securities to be sold and the cash proceeds and the remainder of such property, if any, after payment of any taxes thereon, will be Exchange Property, (3) retain such options, warrants or similar rights as Exchange Property provided that the exercisability of such options, warrants or similar rights shall not, if feasible, be allowed to expire, or (4) cause the pro rata distribution of such options, warrants or similar rights to Debentureholders, except that in the event option (1) or (2) is chosen, McKesson will be entitled to all interest earned or ordinary cash dividends paid thereon. Because any subsequent distribution to Debentureholders of securities, options, warrants or similar rights or other noncash items of property received with respect to Exchange Property may give rise to tax liability for McKesson, McKesson may be more likely to elect to cause the sale of such items (or, in the case of options, warrants or similar rights, to cause the sale of the securities received upon the exercise of such items) and to cause the cash proceeds (after the payment of any taxes) to be treated as Exchange Property, in lieu of causing the pro rata distribution of such items to the Debentureholders. If there is a taxable distribution on Exchange Property of any securities, options, warrants or similar rights or other noncash items of property, McKesson will instruct the Exchange Agent to sell all such property so received for cash in such manner as McKesson shall instruct and, although the cash proceeds of such property after payment of taxes thereon will be Exchange Property, McKesson will be entitled to all interest earned thereafter on such Exchange Property. If extraordinary cash dividends are paid on securities constituting Exchange Property pursuant to a plan of liquidation, partial liquidation, recapitalization or restructuring, or if securities constituting Exchange Property are otherwise converted into cash pursuant to a merger or tender offer for any or all securities of such class, then, after payment of any taxes thereon, the remainder will be Exchange Property, but McKesson will be entitled to all interest earned thereon. In the event that a distribution or grant of cash, securities or other property on Exchange Property is effected as contemplated by this paragraph, a notice stating that such distribution or grant has occurred and setting forth the additional cash, securities or other property distributed on the Exchange Property will as soon as practicable be mailed by or on behalf of McKesson to Debentureholders at their addresses as they appear in the Debenture register.

  If Armor All should issue any Armor All Common Stock in subdivision or by way of stock dividend, the exchange rate will be proportionately increased, and if Armor All should effect a combination of Armor All Common Stock, the exchange rate will be proportionately reduced, subject in each case to adjustments for tax consequences, if any. In the case of any merger or consolidation of Armor All with or into any other person which results in shares of Armor All Common Stock, as constituted prior to the consummation of such transaction, being converted into other securities and/or property, including cash, or any sale of all or substantially all the assets of Armor All (if in connection with such sale or transfer holders of Armor All Common Stock receive other securities and/or property, including cash, in exchange for their shares of Armor All Common Stock), the holder of any Debenture surrendered for exchange thereafter will, subject to the following paragraph, be entitled to receive the kind and amount of shares of stock and other securities and property receivable upon or in connection with such transaction by a holder of the number of shares of Armor All Common Stock or other Exchange Property for which such Debenture might have been exchanged immediately prior to such transaction, as well as a pro rata share of any cash held for exchange by McKesson in accordance with the preceding paragraph.

  Upon the occurrence of any such merger, consolidation, sale of all or substantially all the assets of Armor All described in the preceding paragraph or any voluntary or involuntary dissolution, liquidation or winding up of Armor All, or any stock dividend, subdivision, combination or reclassification of shares of Armor All Common Stock or other Exchange Property, which is taxable to McKesson or the Exchange Agent, or upon the happening of any other event with respect to the Armor All Common Stock or other Exchange Property, which is taxable or treated as being taxable to McKesson or the Exchange Agent, the Exchange Agent will deliver cash which it holds for exchange (including cash received in such transaction) to McKesson or to itself for payment of the taxes arising from such transaction. If the cash held for exchange is insufficient to pay the amount of such taxes, the Exchange Agent will sell such of the shares of Armor All Common Stock or other Exchange Property as may be necessary to pay the amount of the insufficiency and any taxes payable by McKesson or the Exchange Agent arising from such sale. The remaining shares of Armor All Common Stock or other Exchange Property will be held by the Exchange Agent for distribution pro rata to Debentureholders requesting exchange of their Debentures.

  From time to time, McKesson may require the Exchange Agent to segregate such property as McKesson determines may be necessary for McKesson or the Exchange Agent to pay taxes with respect to the transactions or events described above, subject to the determination of taxability (and any expenses incurred in determining taxability), and such property (or any portion thereof) will be deliverable to holders of Debentures only after determination that such withholding is not necessary for the payment of such taxes and after deducting the expenses incurred in connection with such determination.

  McKesson is required to give to Debentureholders notice of certain dividends on the Armor All Common Stock deliverable upon exchange of Debentures, the granting of subscription rights, options, warrants or other similar rights to holders of Armor All Common Stock, any reclassification of Armor All Common Stock (other than a subdivision or combination of outstanding shares of Armor All Common Stock), certain mergers involving Armor All, the sale of all or substantially all of the assets of Armor All and the dissolution, liquidation or winding up of Armor All.

  Any cash held by the Exchange Agent that is deliverable upon exchange of Debentures will be invested by the Exchange Agent at the direction of McKesson in U.S. Government Obligations with maturity dates of twelve months or less. Any interest or gain on such investments will be for the benefit of McKesson and McKesson will be responsible for any losses on such investments. To the extent that Debentures are redeemed prior to exchange, McKesson will be entitled to receive from the Exchange Agent such number of shares of Armor All Common Stock, other Exchange Property and such amount of cash, if any, held by the Exchange Agent for exchange as exceeds the number of shares of Armor All Common Stock or other Exchange Property required to be held by the Exchange Agent for the exchange of all Debentures remaining then outstanding.

  In the event of a tender offer or exchange offer for any class of securities included within the Exchange Property (i) if McKesson owns securities of such class which are not subject to the Exchange Agent Agreement, McKesson will cause the Exchange Agent to tender such securities of such class in the same proportion that McKesson tenders its securities in such class which are not subject to the Exchange Agent Agreement, and (ii) if McKesson does not own securities of a class which are subject to the Exchange Agent Agreement, McKesson may, at its option and in its sole discretion, elect to cause the Exchange Agent to tender all or any portion or none of such class of security included within the Exchange Property held by the Exchange Agent. The proceeds of the sale of any such Exchange Property pursuant to any such tender or exchange offer will be held by the Exchange Agent for the benefit of holders as provided in the Indenture. As a result of the receipt by the Exchange Agent of cash or other property upon the tender or exchange of Exchange Property, Debentureholders will not participate in any subsequent appreciation or depreciation in the market price of such Exchange Property tendered or exchanged upon any subsequent exchange of Debentures.

  The right of a Debentureholder to exchange Debentures for Armor All Common Stock or other Exchange Property could be adversely affected in the event of the bankruptcy, insolvency or liquidation of McKesson. In such event, the Armor All Common Stock or other Exchange Property could be assets of McKesson subject to the claims of its general creditors.

REPURCHASE RIGHTS

  The Exchange Agent will act as agent for McKesson in connection with McKesson's exchange obligations under the Indenture and will not act as escrow agent for the benefit of holders of Debentures. Accordingly, McKesson may at any time obtain from the Exchange Agent or otherwise authorize or direct the Exchange Agent to release all or a part of the Armor All Common Stock or other Exchange Property. In the event that McKesson obtains or otherwise releases any Armor All Common Stock or other Exchange Property, other than Exchange Property in excess of that which would be deliverable upon exchange of all Debentures then outstanding, each Debentureholder will have the right (a "Repurchase Right"), at such holder's option, to require McKesson to repurchase all of such holder's Debentures, or a portion thereof which is $1,000 or any integral multiple thereof, in the manner and at the price described below.

  Promptly (and in any event within 10 days) after McKesson has obtained or released any Exchange Property in any manner otherwise than as contemplated by the Indenture, the Exchange Agent will mail to all Debentureholders of record a notice thereof and the Repurchase Right arising as a result thereof (a "Repurchase Notice"). To exercise the Repurchase Right, a Debentureholder must deliver on or before the 15th day after the date of the Repurchase Notice irrevocable written notice to the Exchange Agent of the holder's exercise of such right, together with the Debentures with respect to which such right is being exercised, duly endorsed for transfer.

  On the date (the "Repurchase Date") that is 30 days after the date of the Repurchase Notice, McKesson will be required to repurchase all Debentures in respect of which the Repurchase Right has been exercised at the following repurchase price: (i) if the date on which McKesson first obtains or releases Exchange Property in a manner not contemplated by the Indenture (the "Triggering Date") is before February 16, 1999, the product of (1) 120% and (2) the greater of the principal amount at maturity of such Debentures (plus accrued and unpaid interest, if any, to the Repurchase Date) and the Market Price of the Exchange Property deliverable in exchange for such Debentures on the Triggering Date (or if such date is not a business day, on the next succeeding business day); and (ii) if the Triggering Date occurs on or after February 16, 1999, the greater of (1) the redemption price as specified under "--Redemption Provisions" on the Triggering Date and (2) the Market Price of the Exchange Property deliverable in exchange for such Debentures on the Triggering Date (or if such date is not a business day, on the next succeeding business day).

  The obligation of McKesson to deliver Exchange Property (or cash in lieu thereof) in exchange for Debentures shall survive and continue to apply in full force and effect following and notwithstanding the occurrence of any event triggering a Repurchase Right. Failure by McKesson to exchange Debentures in accordance with the Indenture or to repurchase Debentures upon exercise of a Repurchase Right will constitute an Event of Default with respect to the Debentures, and holders of Debentures will have the remedies provided for in the Indenture, including acceleration of the indebtedness evidenced by the Debentures, in the event of any such failure. See "--Events of Default and Remedies."

  The exchange obligations of McKesson may not be assigned or otherwise transferred by McKesson except in accordance with a transfer of the indebtedness evidenced by the Debentures in the manner permitted by the Indenture.

  If an offer is made to repurchase Debentures in connection with a Repurchase Right, McKesson will comply with all tender offer rules, including but not limited to Sections 13(e) and 14(e) under the Exchange Act and Rules 13e-1 and 14e-1 thereunder, to the extent applicable to such offer.

REDEMPTION PROVISIONS

  The Debentures will not be redeemable prior to February 16, 1999. At any time on or after that date, the Debentures may be redeemed at the option of McKesson, in whole or from time to time in part, on not less than 30 nor more than 60 days' notice by mail, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period beginning February 15 of the following years:

                                            REDEMPTION
             YEAR                             PRICE
             ----                           ----------
             1999..........................        %
             2000..........................        %
             2001..........................        %
             2002..........................        %
             2003..........................        %

and 100% at February 15, 2004, in each case together with accrued interest to the redemption date; provided, however, that installments of interest on Debentures whose stated maturity is on or prior to the redemption date shall be payable to the holders of such Debentures, registered as such at the close of business on the relevant record dates. If fewer than all of the Debentures are to be redeemed, the Trustee will select the

Debentures to be redeemed by lot or, in its discretion, on a pro rata basis. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof will be issued. There is no sinking fund applicable to the Debentures.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  McKesson may merge or consolidate into or with any other corporation or sell, convey or lease all or substantially all of its property to any other corporation, provided that (i) the corporation formed by such consolidation or merger or which has acquired or leased such property is organized under the laws of any State of the United States or the District of Columbia and such corporation expressly assumes all of the covenants and conditions of the Indenture by executing and delivering a supplemental indenture to the Trustee providing for the applicable exchange rights set forth in the Indenture, and
(ii) at the time of such transaction and immediately after giving effect thereto, no Event of Default shall have occurred and be continuing.

SUBORDINATION OF DEBENTURES

  The indebtedness evidenced by the Debentures is subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal of, or premium, if any, or interest on the Debentures shall be made by McKesson. In addition, upon any distribution of assets of McKesson upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. By reason of the subordination, in the event of McKesson's dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of McKesson. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

  Subject to the qualifications described below, the term "Senior Indebtedness" means the principal of, premium, if any, interest on, and any other payment due pursuant to any of the following whether outstanding on the date of the Indenture or thereafter incurred or created:

    (a) All indebtedness of McKesson for money borrowed (including any indebtedness secured by a mortgage or other lien which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof);

    (b) All indebtedness of McKesson evidenced by notes, debentures, bonds or similar instruments (excluding any such indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business) and all indebtedness of McKesson consisting of reimbursement obligations due and owing with respect to letters of credit;

    (c) All lease obligations of McKesson which are capitalized on the books of McKesson in accordance with generally accepted accounting principles;

    (d) All indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities available to McKesson;

    (e) All indebtedness consisting of obligations of McKesson due and payable under interest rate and currency swaps, floors, caps or other similar arrangements intended to fix interest rate obligations;

    (f) All indebtedness of others of the kinds described in any of the preceding clauses (a), (b), (d), or (e) and all lease obligations of the kind described in the preceding clause (c) assumed by or guaranteed in any manner by McKesson or in effect guaranteed by McKesson through an agreement to purchase, contingent or otherwise; and

    (g) All renewals, extensions, refundings, deferrals, amendments, modifications or supplements of indebtedness of the kinds described in any of the preceding clauses (a), (b), (d), (e) or (f) and all renewals or extensions of lease obligations of the kinds described in any of the preceding clauses (c) or (f);

unless in the case of any particular indebtedness, lease, renewal, extension, refunding, amendment, modification or supplement, the instrument, lease or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, refunding, amendment, modification or supplement is not superior in right of payment to the Debentures. Notwithstanding the foregoing, Senior Indebtedness shall not include any indebtedness or lease obligations of any kind of McKesson to any subsidiary of McKesson, a majority of the voting stock of which is owned, directly or indirectly, by McKesson.

  As of January 31, 1994, McKesson had outstanding Senior Indebtedness of approximately $47 million. The amount of Senior Indebtedness may change in the future. The Indenture contains no limitation on the incurrence of additional Senior Indebtedness.

  Because substantially all of the assets of McKesson are owned by its subsidiaries, McKesson's rights and the rights of its creditors, including Debentureholders, to participate in the assets of any McKesson subsidiary upon the subsidiary's liquidation, recapitalization or otherwise will be effectively subordinated to the prior claims of the subsidiary's creditors (including trade creditors), except to the extent that McKesson may itself be a creditor with recognized claims against the subsidiary. As of January 31, 1994, McKesson's subsidiaries had total interest-bearing indebtedness (which does not include trade debt) of approximately $537 million.

EVENTS OF DEFAULT AND REMEDIES

  An Event of Default is defined in the Indenture as being default in payment of the principal of or premium, if any, on the Debentures; default for 30 days in payment of any installment of interest on the Debentures; failure by McKesson to deliver Armor All Common Stock or other Exchange Property (or cash in lieu thereof) upon exchange of the Debentures; failure by McKesson to repurchase Debentures upon the exercise of a Repurchase Right; default by McKesson in any material respect for 60 days after notice in the observance or performance of any other covenants contained in the Indenture for the benefit of holders of the Debentures; or certain events involving bankruptcy, insolvency or reorganization of McKesson or, under certain circumstances, McKesson-Maryland. The Indenture provides that the Trustee may withhold notice to the holders of Debentures of any default (except in payment of principal, or premium, if any, or interest with respect to the Debentures) if the Trustee considers it in the interest of the holders of the Debentures to do so.

  The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Debentures then outstanding may declare the principal of the Debentures to be due and payable immediately, but if McKesson shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Debentures which shall have become due by acceleration) and certain other conditions are met, such declaration may be cancelled and past defaults may be waived by the holders of a majority in principal amount of Debentures then outstanding.

  The holders of a majority in principal amount of the Debentures then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

  The Indenture contains provisions permitting McKesson and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debentures, except that no such modification shall (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Debentures are payable, modify the subordination provisions of the Indenture in a manner adverse to the holders of the

Debentures, or impair the right of holders to exchange the Debentures for Exchange Property or to cause the repurchase of the Debentures, subject to the terms set forth in the Indenture, without the consent of the holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures, without the consent of the holders of all of the Debentures then outstanding.

SATISFACTION AND DISCHARGE

  McKesson may discharge its obligations under the Indenture when either the Debentures have been delivered to the Trustee for cancellation or if not so delivered (a) have become due and payable, or (b) will become due and payable at their scheduled maturity within one year, or (c) are to be called for redemption within one year, or (d) are delivered to the Trustee for exchange or repurchase, and in each such case, McKesson has deposited with the Trustee an amount sufficient to discharge the entire indebtedness on such Debentures on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

  The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflict of laws principles.

CONCERNING THE TRUSTEE

  The First National Bank of Chicago is the Trustee under the Indenture and has been appointed by McKesson as the paying agent, registrar and custodian with regard to the Debentures. The First Chicago Trust Company of New York, an affiliate of the Trustee, is the transfer agent of McKesson's Common Stock and of the Armor All Common Stock. The Trustee and its affiliates provide and may continue to provide banking services to McKesson and/or Armor All in the ordinary course of their business.

                     CERTAIN UNITED STATES TAX CONSEQUENCES

  The following summary is a general discussion of certain United States federal income tax consequences of acquiring, holding and disposing of the Debentures, including the exchange of the Debentures for Armor All Common Stock, and of acquiring, holding and disposing of Armor All Common Stock received in such exchange. The summary is based upon laws, regulations, rulings and decisions now in effect or about to come into effect, all of which are subject to change. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor in light of the investor's personal investment circumstances and does not discuss any aspects of state, local or foreign tax laws that may be applicable to the Debentures, to Armor All Common Stock or to the holders thereof. This discussion is limited to persons who hold Debentures and Armor All Common Stock as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not cover special rules applicable to taxpayers who may fall into special classes, such as financial institutions, insurance companies, mutual funds, S corporations, trusts and exempt institutions. This discussion also does not deal with circumstances where all or a portion of the Exchange Property is other than Armor All Common Stock. Accordingly, prospective purchasers should consult their own tax advisors with respect to the application of federal, state, local and foreign tax laws to them in light of their particular circumstances concerning the matters discussed below.

INTEREST AND ORIGINAL ISSUE DISCOUNT

 Stated Interest

  Stated interest on the Debentures will be includable in and taxable as ordinary income in accordance with the holder's method of accounting.

 Original Issue Discount

  On February 2, 1994, the U.S. Treasury Department promulgated final regulations which provide, among other things, that the exchange right contained in a Debenture (i.e., the right to exchange the Debenture for Armor All Common Stock) is to be ignored for purposes of applying the original issue discount provisions of the Code. While those final regulations are generally effective for obligations issued on or after April 4, 1994, taxpayers may rely on the final regulations, other than portions dealing with an election not here relevant, for obligations issued after December 21, 1992; McKesson intends to rely on these recently promulgated final regulations with respect to the Debentures.

  Accordingly, the Debentures will be viewed as issued with original issue discount only if their issue price (in general, the first price at which a substantial amount of Debentures is sold for cash) exceeds their stated redemption price at maturity (in this case the principal amount of $1,000) by more than a de minimis amount (generally, .0025 multiplied by the Debentures' stated redemption price at maturity (here $1,000) multiplied by the number of complete years to maturity from the issue date). As it is expected that the issue price of the Debentures will be $1,000, it is not expected that the Debentures will be issued with original issue discount.

  If the Debentures were issued with original issue discount, then a holder of a Debenture generally would be required to include in gross income (irrespective of such holder's method of accounting) a portion of the original issue discount for each year during which the Debenture is held, even though the holder may not have received payment in respect of such income. The amount of any original issue discount included in income for each year would be calculated under a constant yield to maturity formula that would result in the inclusion of less original issue discount in the early years of the term of the Debenture and more original issue discount in the later years.

TAX BASIS OF DEBENTURES

  The federal income tax basis of a Debenture will be equal to the full amount paid for the Debenture, increased, were the Debentures issued with original issue discount, by any original issue discount included in the holder's income.

DISPOSITION OF DEBENTURES

  Generally the redemption by McKesson (including the exercise of its option to pay cash in lieu of Armor All Common Stock or other Exchange Property to an exchanging Debentureholder) or the sale of the Debentures will result in taxable gain or loss equal to the difference between the amount of cash and fair market value of other property received and the holder's tax basis in the Debentures. Such gain or loss will be capital gain or loss and will be long-term gain or loss if the holding period exceeds one year. To the extent that the amount received is attributable to accrued interest, however, that amount will be taxed as ordinary income.

EXCHANGE OF DEBENTURES FOR ARMOR ALL COMMON STOCK

  If a Debentureholder exercises the right to exchange a Debenture for Armor All Common Stock, such exchange will be treated as a taxable disposition, and the holder will be required to recognize taxable gain (or loss) to the extent that the fair market value of the Armor All Common Stock received in such exchange exceeds (or is less than) the holder's adjusted tax basis in the Debenture immediately prior to such exchange. Any gain or loss on the exchange generally will be long-term capital gain or loss if the Debenture has been held for more than one year. The holder's tax basis for the Armor All Common Stock would equal its fair market value at the time of the exchange, and the holder's holding period for the Armor All Common Stock would not include any portion of the holding period for the exchanged Debenture.

ADJUSTMENT OF EXCHANGE RATE AND MODIFICATION OF EXCHANGE PROPERTY

  Holders of Debentures may be deemed to have received constructive distributions where the exchange rate is adjusted to reflect property distributions with respect to Armor All Common Stock into which such Debentures are exchangeable. Adjustments to the exchange rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Debentures, however, will generally not be considered to result in a constructive distribution of Armor All Common Stock. Certain of the possible adjustments provided in the Debentures may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, the holders of Debentures could be deemed to have received constructive distributions taxable as dividends to the extent of Armor All earnings and profits. See "--Distributions on Armor All Common Stock." In addition, distributions with respect to Exchange Property of any securities, options, warrants, similar rights or other noncash items of property could be viewed as equivalent to exchange rate adjustments giving rise to constructive distributions to holders of Debentures.

DISTRIBUTIONS ON ARMOR ALL COMMON STOCK

  Distributions with respect to shares of Armor All Common Stock that are received in exchange for Debentures will be treated as dividends for federal income tax purposes and will be taxed as ordinary income to the extent of Armor All's earnings and profits for such purposes. Certain corporations may qualify for a 70% dividends received deduction (80% for certain corporate stockholders owning at least 20%, by vote and value, of Armor All's stock) if various conditions are met.

  Distributions will constitute dividends taxable as ordinary income to the extent Armor All has either (a) current earnings and profits determined at the end of the taxable year in which the distribution is made or (b) accumulated earnings or profits determined at the time the distribution is made. To the extent that the entire distribution is greater than the amount of earnings and profits determined above, the excess will be treated as a nontaxable return of capital which will reduce the recipient's basis for the Armor All Common Stock. To the extent that a recipient receives aggregate distributions that are not out of current or accumulated earnings and profits and such distributions exceed the tax basis of the Armor All Common Stock, the excess will be taxed as a gain from the sale or exchange of the Armor All Common Stock. See "-- Dispositions of Armor All Common Stock."

  To be entitled to the dividends received deduction, stockholders taxed as regular corporations must, among other requirements, hold the Armor All Common Stock for a period of more than 45 days, not counting days on which the stockholder's risk of loss is diminished, for example, by a short sale. One item of tax preference for corporations is 75% of the excess of adjusted current earnings over alternative minimum taxable income (determined without regard to this preference or any alternative minimum tax net operating loss carryovers). Thus, a corporation's alternative minimum tax base would generally be increased by 75% of the dividends received deduction, although special rules may apply to dividends eligible for an 80% dividends received deduction.

  To the extent a corporation incurs indebtedness directly attributable to investment in portfolio stock in another corporation (which would include Armor All Common Stock received upon exchange of the Debentures), the dividends received deduction will be reduced by a percentage equal, in general, to the amount of such indebtedness divided by the total adjusted tax basis in the investment. In addition, the dividends received deduction cannot exceed 70% of taxable income with certain adjustments (80% in the case of dividends qualifying for the 80% dividends received deduction). Finally, corporate stockholders may be required in certain circumstances to reduce the tax basis of their shares of Armor All Common Stock to reflect the dividends received deduction allowed with respect to certain "extraordinary dividends," if any, paid on the Armor All Common Stock.

DISPOSITIONS OF ARMOR ALL COMMON STOCK

  Generally, any sale or other disposition of Armor All Common Stock will be a taxable event and will result in capital gain or loss if the Armor All Common Stock is held as a capital asset. The amount of such gain or loss will generally be the difference between the federal income tax basis of the Armor All Common Stock on the date of the sale or other disposition and the cash and fair market value of property received. Such gain or loss will be long-term gain or loss if the Armor All Common Stock is held for more than one year.

BACKUP WITHHOLDING

  Under the backup withholding provisions of the Code and applicable U.S. Treasury Department regulations, a holder of Debentures or Armor All Common Stock may be subject to backup withholding at the rate of 31% with respect to interest on and any original issue discount with respect to Debentures, dividends on Armor All Common Stock and the gross proceeds of a sale, exchange, retirement or redemption of Debentures or Armor All Common Stock. However, backup withholding generally will not be required if such holder (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service ("IRS").

  McKesson or Armor All will cause to be reported to the holders of Debentures or Armor All Common Stock and the IRS for each calendar year the amount of interest or dividends paid and original issue discount accrued during such year, if any, and the amount of tax withheld, if any, with respect to the same.

FOREIGN HOLDERS

  Interest and original issue discount, if any, on the Debentures held by nonresident alien individuals or foreign corporations will generally be exempt from United States federal income tax. To obtain such exemption, the Code requires the beneficial owner to submit a statement that such owner is not a United States person, which statement must be filed with the person who would otherwise be responsible for withholding such tax. Temporary regulations issued by the U.S. Treasury Department require that statement to be signed by the beneficial owner under penalties of perjury and to provide such owner's address. Interest and original issue discount, if any, on the Debentures may be subject to United States federal income tax (and branch profits tax for foreign corporate holders) if they are effectively connected with the conduct of a trade or business within the United States. There are also special rules for controlled foreign corporations, certain other types of foreign stockholders and foreign partnerships, estates and trusts. In general, dividends paid on shares of Armor All Common Stock held by a nonresident alien individual or foreign corporation will be subject to withholding tax at a rate of 30% but will not be subject to backup withholding. The withholding rate may be lower under an applicable tax treaty. Prospective nonresident purchasers should consult their tax advisors as to the scope of and procedural requirements under any such treaties and with regard to the exemption from United States federal income tax for interest and original issue discount, if any, on the Debentures and the special backup withholding rules and provisions regarding gain from the sale, exchange, redemption or other disposition of Debentures or Armor All Common Stock applicable to such purchasers.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and McKesson has agreed to sell to them, severally, the respective principal amounts of Debentures set forth opposite their respective names below:

                 NAME                                                 AMOUNT
                 ----                                              ------------
      Morgan Stanley & Co. Incorporated...........................
                                                                   ------------
          Total................................................... $140,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Debentures if any are taken.

  The Underwriters propose to offer part of the Debentures directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
.   % of the principal amount of the Debentures. Any Underwriter may allow, and
such dealers may reallow, a concession not in excess of .   % of the principal
amount of the Debentures to other Underwriters or to certain other dealers.

  McKesson and Armor All have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  McKesson has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional $15,000,000 principal amount of Debentures at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Debentures.

  McKesson and Armor All have agreed in the Underwriting Agreement not to offer to sell, sell, contract to sell or otherwise dispose of any shares of Armor All Common Stock or any securities convertible into or exchangeable for Armor All Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, as representative of the several Underwriters, provided that Armor All may issue shares under its stock option and restricted stock plans during such 90-day period, and except that, commencing 30 days after the offering of Debentures made hereby, McKesson may contribute up to 350,000 shares of Armor All Common Stock to the McKesson Foundation, Inc. (the "Foundation"), a non-profit, charitable foundation, without restrictions on the subsequent disposition of such shares by the Foundation.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon by Pillsbury Madison & Sutro, San Francisco, California, counsel for McKesson and Armor All. Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the securities offered hereby.

                                    EXPERTS

  The consolidated financial statements of McKesson as of March 31, 1993, 1992 and 1991 and for the years then ended and the related consolidated financial statement schedules included in the Appendix to the Proxy Statement and incorporated by reference in McKesson's Annual Report on Form 10-K, which is incorporated by reference in this Prospectus, and the financial statements of Armor All as of March 31, 1993 and 1992 and for each of the three years in the period ended March 31, 1993 and the related financial statement schedules appearing in and incorporated by reference in Armor All's Annual Report on Form10-K, which is incorporated by reference in this Prospectus, have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                (McKesson Logo)







                               (Armor All Logo)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses payable in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, except for the filing fee. All of the expenses payable in connection with this offering will be paid by McKesson.

                                                                        AMOUNT
      ITEM                                                            TO BE PAID
      ----                                                            ----------
      SEC filing fee................................................. $  53,449
      Accounting fees and expenses...................................    50,000
      Legal fees and expenses........................................   100,000
      Printing and engraving expenses................................    50,000
      Blue Sky fees and expenses.....................................    10,000
      Miscellaneous..................................................    36,551
                                                                      ---------
          Total...................................................... $ 300,000
                                                                      =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law permits McKesson and Armor All to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of McKesson or Armor All, respectively, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

  Article Six of McKesson's Restated Certificate of Incorporation and Articles VIII and IX, respectively, of the Bylaws of McKesson and Armor All provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. McKesson has agreed under certain circumstances to indemnify its directors and officers and Armor All's directors against certain liabilities, including liabilities under applicable securities laws. McKesson also provides indemnity insurance pursuant to which directors and officers of McKesson and Armor All are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act of 1933 and the Securities Exchange Act of 1934.

  Under the terms of the Underwriting Agreement (to be filed by amendment), directors, certain officers and controlling persons of McKesson and Armor All are entitled to indemnification under certain circumstances, including proceedings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

ITEM 16. EXHIBITS.

      1.1 Form of Underwriting Agreement.*
      4.1 Form of Indenture by and between McKesson and The First National Bank of Chicago, as Trustee (including Form of Debenture as Exhibit A).
      4.2 Form of Exchange Agent Agreement by and between McKesson and The
          First National Bank of Chicago, as Exchange Agent.
      5.1 Opinion of Pillsbury Madison & Sutro.*
     12.1 Computation of Ratio of Earnings to Fixed Charges.**
     23.1 Consent of Deloitte & Touche (see Page II-6).
     23.2 Consent of Pillsbury Madison & Sutro (included in Exhibit 5.1).*
     24.1 Powers of Attorney of certain directors and officers of McKesson.**
     24.2 Powers of Attorney of certain directors and officers of Armor All.**
     24.3 Certified resolutions of McKesson.**
     24.4 Certified resolutions of Armor All.**
     25.1 Form T-1 Statement of Eligibility and Qualification under the Trust
          Indenture Act of 1939 of the Trustee.**

- --------
*To be filed by amendment.

**Previously filed.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of McKesson and Armor All pursuant to the foregoing provisions (excluding the insurance described under Item 15), or otherwise, McKesson and Armor All have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by McKesson or Armor All of expenses incurred or paid by a director, officer or controlling person of McKesson or Armor All in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, McKesson or Armor All (as the case may be) will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The registrants hereby undertake that, for purposes of determining any liability under the Act:

    (1) each filing of their respective annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (2) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by McKesson and Armor All pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (3) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Armor All hereby undertakes:

    (1) to file, during any period in which offers or sales of Armor All Common Stock are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs contained in periodic reports filed by Armor All pursuant to
  Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering of Armor All Common Stock.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, MCKESSON CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN FRANCISCO, STATE OF CALIFORNIA, ON THE 8TH DAY OF FEBRUARY, 1994.

                                          McKesson Corporation

                                          By      /s/ Garret A. Scholz*
                                             ----------------------------------
                                                     Garret A. Scholz
                                                  Vice President Finance

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 8TH DAY OF FEBRUARY, 1994.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
          /s/ Alan Seelenfreund*            Chairman of the Board and Chief Executive
- ----------------------------------------     Officer (Principal Executive Officer)
             Alan Seelenfreund

          /s/ Tully M. Friedman*            Director
- ----------------------------------------
             Tully M. Friedman

           /s/ James R. Harvey*             Director
- ----------------------------------------
              James R. Harvey

           /s/ George M. Keller*            Director
- ----------------------------------------
             George M. Keller

          /s/ Leslie L. Luttgens*           Director
- ----------------------------------------
            Leslie L. Luttgens

          /s/ David E. McDowell*            Director
- ----------------------------------------
             David E. McDowell

          /s/ John M. Pietruski*            Director
- ----------------------------------------
             John M. Pietruski

             /s/ Jane E. Shaw*              Director
- ----------------------------------------
               Jane E. Shaw
                                            Director
- ----------------------------------------
          Robert H. Waterman, Jr.

           /s/ Garret A. Scholz*            Vice President Finance (Principal Financial
- ----------------------------------------     Officer)
             Garret A. Scholz

          /s/ Richard H. Hawkins*            Vice President and Controller (Principal
- ----------------------------------------      Accounting Officer)
            Richard H. Hawkins


          /s/ Nancy A. Miller
*By__________________________________
           Attorney-in-Fact

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, ARMOR ALL PRODUCTS CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN FRANCISCO, STATE OF CALIFORNIA, ON THE 8TH DAY OF FEBRUARY, 1994.

                                          Armor All Products Corporation

                                                   /s/ Kenneth M. Evans*
                                          By___________________________________
                                                     Kenneth M. Evans
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 8TH DAY OF FEBRUARY, 1994.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
          /s/ David E. McDowell*            Chairman of the Board of Directors
- ----------------------------------------
             David E. McDowell

           /s/ Kenneth M. Evans*            President, Chief Executive Officer and
- ----------------------------------------     Director (Principal Executive Officer)
             Kenneth M. Evans

         /s/ William A. Armstrong*          Director
- ----------------------------------------
           William A. Armstrong

          /s/ Jon S. Cartwright*            Director
- ----------------------------------------
             Jon S. Cartwright

           /s/ David L. Mahoney*            Director
- ----------------------------------------
             David L. Mahoney

          /s/ Joseph A. Sasenick*           Director
- ----------------------------------------
            Joseph A. Sasenick

          /s/ Alan Seelenfreund*            Director
- ----------------------------------------
             Alan Seelenfreund

     /s/ Mervyn J. McCulloch*               Executive Vice President and Chief
- ----------------------------------------     Financial Officer (Principal Financial and
            Mervyn J. McCulloch              Accounting Officer)




          /s/ Nancy A. Miller
*By__________________________________
           Attorney-in-Fact

                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITOR'S CONSENT

  We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 33-52075 of McKesson Corporation and Armor All Products Corporation on Form S-3 of (1) our reports dated May 18, 1993 appearing in and incorporated by reference in the 1993 Annual Report on Form 10-K of McKesson Corporation and appearing in the Appendix to McKesson Corporation's Proxy Statement for the annual meeting of the stockholders held on July 28, 1993, and (2) our reports dated April 23, 1993, appearing in and incorporated by reference in the Annual Report on Form 10-K of Armor All Products Corporation for the year ended March 31, 1993. We also consent to the references to us under the headings "Selected Consolidated Financial Information of McKesson," "Selected Consolidated Financial Information of Armor All" and "Experts" in the Prospectus, which is part of this Registration Statement.

Deloitte & Touche
San Francisco, California

February 9, 1994

                                 EXHIBIT INDEX

 EXHIBIT                                                                 PAGE
 NUMBER                                                                  NO.
 -------                                                                 ----
  1.1    Form of Underwriting Agreement.*
  4.1    Form of Indenture by and between McKesson and The First
         National Bank of Chicago, as Trustee (including Form of
         Debenture as Exhibit A).
  4.2    Form of Exchange Agent Agreement by and between McKesson and
         The First National Bank of Chicago, as Exchange Agent.
  5.1    Opinion of Pillsbury Madison & Sutro.*
 12.1    Computation of Ratio of Earnings to Fixed Charges.**
 23.1    Consent of Deloitte & Touche (see Page II-6).
 23.2    Consent of Pillsbury Madison & Sutro (included in Exhibit
         5.1).*
 24.1    Powers of Attorney of certain directors and officers of
         McKesson.**
 24.2    Powers of Attorney of certain directors and officers of Armor
         All.**
 24.3    Certified resolutions of McKesson.**
 24.4    Certified resolutions of Armor All.**
 25.1    Form T-1 Statement of Eligibility and Qualification under the
         Trust Indenture Act of 1939 of the Trustee.**

- --------
*To be filed by amendment.

**Previously filed.